WILMERHALE

November 8, 2007

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Ms. Kristin Lochhead

Re:	Cynosure, Inc.

Form 10-K for the fiscal year ended December 31, 2006

Filed March 12, 2007

Form 10-Q for the quarterly period ended June 30, 2007

Form 8-K dated August 7, 2007

File No. 000-51623

Ladies and Gentlemen:

On behalf of Cynosure, Inc. (the “Company” or “Cynosure”), this letter is in response to the letter dated October 5, 2007 from Brian Cascio, Accounting Branch Chief, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), to Timothy W. Baker, the Company’s Chief Financial Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.

On behalf of the Company, we advise you as follows:

Form 10-Q for the quarterly period ended June 30, 2007

Consolidated Financial Statements

Note 12. Income Taxes, page 9

1. Please refer to prior comment one in our letter dated August 28, 2007. With regards to your analysis under SAB 99 and SAB 108 for the correction of an error related to the 2003 tax return, please address the following comments:

•

We see from your analysis that under the “rollover method,” the impact of the error on fiscal years 2004 and 2005 was 6% and 8% of net income, respectively. Using the “iron curtain method”, the impact is 6%, 16% and 106% to fiscal years 2004, 2005 and 2006, respectively. The impact of the error also appears to be significant to EPS in all periods presented in the analysis. In addition, we see that net income and EPS is highlighted in the press releases to announce your financial results. Please explain in greater detail why you believe the net loss misstatement is not quantitatively material enough to require a restatement to prior financial statements.

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

Baltimore        Beijing        Berlin        Boston        Brussels         London        New York        Oxford        Palo Alto        Waltham        Washington

WILMERHALE

U.S. Securities and Exchange Commission

November 8, 2007

Response:	Cynosure respectfully advises the Staff that it has reviewed the statements made by Todd E. Hardiman, Associate Chief Accountant of the Division of Corporation Finance, on December 12, 2006 before the 2006 AICPA National Conference, during which Mr. Hardiman discussed whether quantitatively large errors could be considered immaterial.

Cynosure continues to believe that the impact of the error related to the 2003 tax return is not quantitatively material so as to require a restatement to its prior financial statements. The dollar amounts of the error are almost identical in 2004 and 2005 under the rollover method, and almost identical in 2005 and 2006 under the iron curtain method. In addition, the error correction does not change the Company’s net income or earnings per share trends over the periods in question. Furthermore, the error relates to a measure that the Company believes is not significant to investors, analysts and readers of its financial statements.

The error at issue occurred in September 2004. Cynosure completed its initial public offering in December 2005. As discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, Cynosure recruited a new management team in September 2003 which implemented a comprehensive reorganization of the Company. The reorganization in 2004 and 2005 included the redesign of existing products, introduction of new products, streamlining of manufacturing process and reorganization and expansion of the Company’s research and development and customer service capabilities. As such, Cynosure believes that the primary financial data used by investors, analysts and readers of its financial statements during the time period of the error to evaluate its performance during this period of reorganization are revenue growth, gross margin improvements, operating income and new product introductions.

The Company believes that readers of its financial statements are primarily concerned with improvements and trends in net income and earnings per share, rather than specific net income and earnings per share amounts. For example, the Company refers the Staff to the transcript of the Company’s second quarter 2007 conference call, attached hereto as Exhibit D. During that call, the Company’s Chief Executive Officer,

WILMERHALE

U.S. Securities and Exchange Commission

November 8, 2007

Michael R. Davin, and Chief Financial Officer, Timothy W. Baker, discussed total revenue, revenue growth, gross margin expansion, a new product introduction, key customer relationships and international markets all before any discussion of net income or earnings per share.

Therefore, when considering the quantitative impact of the error correction, the Company considered the impact on its net income and net income per share trends, adjusted using either the roll-over method or the iron curtain method. See Exhibit A, which illustrates that the Company’s net income and earnings per share trends remain unchanged whether net income is corrected using the roll-over method or the iron curtain method.

In his remarks, Mr. Hardiman noted the concept of the “break-even year,” where, because net income is near zero, even a very small change in absolute amounts will yield a very high percent-change. The Company believes that 2006 represents a “break-even year.” Although the effect of the error correction on the Company’s 2006 net income is quantitatively large at 106%, the Company believes it is in fact immaterial because the absolute change is very small, and because it would not adversely affect the relevant trends during that period. As illustrated in Exhibit B, the Company’s net income has increased each year since 2002. In 2006, were it not for a one-time $10 million expense related to a royalty settlement with a third party, this trend would have remained intact, regardless of the error correction. As a result of the one-time expense, the Company incurred a net loss for that year, thereby distorting the percentage of error for the year under the iron curtain method.

The Company reports net income and earnings per share in its earnings releases; however, the Company respectfully disagrees with the Staff’s assertion that it highlights these measures. These measures are included in the press releases because they are required components of an income statement prepared in accordance with generally accepted accounting principles and are customarily presented in financial releases. As discussed above, in its press releases, quarterly earnings conference calls and investor presentations, the Company believes it highlights other financial measures that, based on its experience, investors emphasize more. These measures include revenue, revenue growth, gross margin and operating income.

The Company’s emphasis on these financial measures is demonstrated in the following sources, each of which is attached as an exhibit to this letter,

WILMERHALE

U.S. Securities and Exchange Commission

November 8, 2007

and each of which relate to the second quarter of 2007, the period when the error was identified, corrected and disclosed:

•	Exhibit C – August 2007 presentation by Mr. Baker to the investment community;

•	Exhibit D – the Company’s second quarter 2007 earnings conference call transcript; and

•	Exhibit E – analyst notes published following the Company’s second quarter 2007 earnings release.

These materials support the Company’s conclusion that the error correction does not materially affect financial measures that are considered most important by investors, analysts and readers of its financial statements for any period presented, nor the trends in such measures.

Based on the fact that the error does not materially affect any trend in net income, earnings per share or any other financial measure that the Company believes is emphasized by readers of its financial statements, the Company continues to believe the error was not quantitatively or qualitatively material and therefore does not require restatement of prior year financial statements.

•	Please tell us your consideration of the errors on individual quarterly periods within 2005.

Response:	Cynosure has considered the provisions of paragraph 29 of APB No. 28, which states, “In determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.” Accordingly, the Company has assessed the impact of the error correction on the full year of 2005. However, when evaluating the error correction on a quarterly basis throughout 2005, as shown on Exhibit F, the error similarly does not materially change the trend in net income or earnings per share, as illustrated in Exhibit G.

WILMERHALE

U.S. Securities and Exchange Commission

November 8, 2007

•

In your analysis of the “iron curtain method” for the year ending December 31, 2006, please reconcile basic and diluted EPS of $.10 and $0.08 per share with the EPS reported in the Form 10-K for the year ending December 31, 2006 of $0.06 per share.

Response:	The basic and diluted EPS of $0.10 and $0.08 per share in the analysis was incorrect and has been corrected to reflect $0.06 per share. Please see revised analysis attached as Exhibit H.

* * * * *

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Corey DuFresne or Jason Kropp of this firm at (617) 526-6039 and (617) 526-6421, respectively.

Very truly yours,

/s/ David A. Westenberg

David A. Westenberg

Attachments

cc:	Timothy W. Baker, Cynosure, Inc.

Michael G. Donovan, Ernst & Young LLP

Corey C. Dufresne, Esq., WilmerHale

Jason L. Kropp, Esq., WilmerHale

Cynosure, Inc.

Exhibit A - Trended Net Income

	FY 2002	FY 2003	FY 2004	FY 2005	FY 2006
Net income	(1,867)	(500)	5,296	4,160	(650)
Net income adjusted roll over	(1,867)	(500)	4,957	3,842	(680)
Net income adjusted iron curtain	(1,867)	(500)	4,957	3,503	(1,367)

Cynosure, Inc.

Exhibit B - 2006 Break-Even Year Consideration

Note: Net income in 2004 exclues $3.0 million gain on sale of an investment in Sona.

	FY 2002	FY 2003	FE 2004	FY 2005	FY 2006	YTD Sep. 30, 2007
Net income	(1,867)	(500)	2,277	4,160	(650)	9,206

CYNOSURE

Cynosure, Inc.

(Nasdaq: CYNO)

Investor Presentation

August 2007

Cynosure

Cynosure, Inc.

(Nasdaq: CYNO)

Investor Presentation

August 2007

Forward-Looking Statements

Cynosure

• This presentation contains forward looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed, implied or inferred by these forward-looking statements. These statements are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology.

• Although we believe that the expectations reflected in the forward-looking statements are reasonable, we do not know whether we can achieve positive future results, levels of activity, performance, or goals. You should not place undue reliance on these statements. We undertake no obligation to update any of the forward looking statements after the date of this presentation to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law.

• In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors” in our Annual Report on Form 10-K filed with the SEC. You should read this document and any subsequent filings, completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect.

Investment Highlights

Cynosure

• Q207: Strong growth trajectory

• Revenue up 66% year-over-year to record $30.1million

• Gross margin increases 490 bps to 63%

• GAAP EPS of $0.21 versus $0.12 in Q2 2006

• Broadest range of laser and light-based energy sources in industry

• Flagship platform of multi-wavelength workstations

• Essentially 100% of laser revenue from products introduced since 2004

• Reception for Affirm and Smartlipo is very favorable

• Established global presence in a fast-growing industry

• 37% of laser revenue from outside North America

• Aesthetic laser market growing more than 20% annually

Cynosure

Market Overview

Market Growth Drivers

Cynosure

Consumers

- Aging baby boomers

- Affordability/accessibility of treatments

- Cultural/media influences and acceptance

Technology

- Cost-effective non/minimally invasive procedures

- Well-established safety and efficacy

- Advances expand the range of treatable conditions

Providers

- Seeking to build their practices with additional revenue streams

- Growth in non-traditional physicians, spas and medispas

Sustainable industry growth

Expansion of the Provider Market

Cynosure

• Traditional Market

• Dermatologists

• Plastic Surgeons

60,000

• Non-Traditional Market

• Primary Care Physicians

• OB/GYNs; ENTs

• Aesthetic Spas

• Medical Spas

800,000

PURCHASER MIX

100%

60% 40%

Source: AMA, US Census, research reports.

Industry Forecasts Continued Double-Digit Growth

CYNOSURE

Worldwide Aesthetic Laser Sales

($ in millions)
CAGR=17.7%
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
2005
2006
2007
2008
2009
2010

Source: Wachovia Capital Markets, LLC

U.S. Aesthetic Laser Procedures

(# in millions)
CAGR=20%
16
14
12
10
8
6
4
2
0
2005
2010

Source: Millennium Research

Industry Forecasts

Continued Double-Digit Growth

Cynosure

Worldwide Aesthetic Laser Sales

($ in millions)

U.S. Aesthetic Laser Procedures

(# in millions)

$1,800

$1,600

CAGR=17.7% 16

$1,400

14

$1,200

12

$1,000

10

$800

8

$600

6

$400

4

$200

2

$0 0 2005 2006 2007 2008 2009 2010

Source: Wachovia Capital Markets, LLC

CAGR=20%

2005 2010

Source: Millennium Research

Technologies Used in Aesthetic Medical Treatment Market

CYNOSURE

Energy Source		Wavelength	Hair Removal: Light	Hair Removal: Med/Dark	Vascular Lesions: Shallow	Vascular Lesions: Deep	Skin Rejuvenation	Cellulite
Pulse Dye Laser	(Visible Light)	Low			✓	✓	✓	
Alexandrite Laser			✓					
Diode Laser			✓		✓			✓
Nd:Yag Laser	(Near infrared invisible light)	High		✓		✓	✓	
Intense Pulsed Light	Visible / Near infrared invisible light		✓		✓		✓	✓
RF	Visible / Near infrared invisible light		✓		✓		✓	✓

Technologies Used in Aesthetic Medical Treatment Market

Cynosure

Key Applications

Hair Vascular Skin

Energy Source Wavelength Cellulite Removal Lesions Rejuvenation

Light Med/Dark Shallow Deep

Low

(Visible Light)

Pulse Dye Laser

Alexandrite Laser

Diode Laser

(Near infrared Nd:Yag Laser invisible light)

High

Intense Visible / Near infrared Pulsed Light invisible light

Visible / Near

RF infrared invisible light

Cynosure

Cynosure Solution

Broadest Technology Base In Industry

CYNOSURE

Technology	Applications	Cynosure	Candela	Cutera	Lumenis	Palomar	Syneron
Pulse Dye Laser	• Vascular lesions	✓	✓	-	-	-	-
Alexandrite Laser	• Hair removal	✓	✓	-	-	-	-
Diode Laser	• Hair removal • Vascular lesions • Cellulite	✓	✓	-	✓	✓	✓
Nd:Yag Laser	• Hair removal • Vascular lesions • Body sculpting	✓ ✓	✓	✓	-	-	✓
Intense Pulsed Light	• Hair removal • Vascular lesions • Pigmented lesions • Cellulite	✓	✓	✓	✓	✓	✓
Multiple Energy Source Workstations	• Multiple	✓	-	✓	✓	-	✓

Broadest Technology Base In Industry

Cynosure

Cynosure

CANDEIA CITERA LUMENIS Palomar Syneron

• Vascular lesions

Pulse Dye Laser

• Hair removal

Alexandrite Laser

• Hair removal Diode Laser • Vascular lesions

• Cellulite

• Hair removal Nd:Yag Laser • Vascular lesions

• Body sculpting

• Hair removal Intense Pulsed • Vascular lesions Light • Pigmented lesions

• Cellulite

Multiple

Energy Source • Multiple Workstations

Track Record of Innovation

Cynosure

• 12 new products introduced since 2004

• Five flagship products launched

• Essentially 100% of revenue from products introduced in past 3 years

• Differentiated product features

• MultiPlex delivery system

• SixPulse (six micro-pulses vs. one long pulse)

• 38 US patents / 8 patents pending

• Patent pending consumable delivery system

• Strong product pipeline

Targeting High-Growth Applications: Affirm for Anti-Aging

Cynosure

• FDA 510k cleared for anti-aging:

• Wrinkles

• Micro-rejuvenation

• Skin discoloration

• Skin tightening

• Proprietary CAP technology enhances energy distribution

• Smaller hand pieces

• Requires consumable lens array

Targeting High-Growth Applications: Affirm for Anti-Aging

Cynosure

Prior to Treatment After Three Treatments

Before

After

Targeting High-Growth Applications: Smartlipo for Body Sculpting

Cynosure

• Ideal for disrupting unwanted fat and treating fat irregularities

• Treats multitude of cosmetic areas

• Promotes tissue coagulation, resulting in tissue tightening

• Minimally invasive procedure

• Complete in less than an hour

• Less trauma resulting in faster healing

• 10-watt higher power workstation now available

Targeting High-Growth Applications: Smartlipo for Body Sculpting

CYNOSURE

Before

29

After

Before

After

Before

After

Targeting High-Growth Applications: Smartlipo for Body Sculpting

Cynosure

Before After

Before After

Before After

Our Flagship Approach

CYNOSURE

	Affirm	Smartlipo	Cynergy	Apogee Elite	TriActive
Principal Application	Anti Aging	Body Sculpting	Vascular Lesions	Hair Removal	Cellulite
List Price	$110,000-165,000	$94,900-$119,900	$135,000	$123,000	$49,900
Introduction	February 2006 available Q3 06	November 2006	October 2005	US: March 2004 Europe: Q3 2004	February 2004
Energy Sources	1320 / 1440 nm Nd:Yag XPL	Nd:Yag	Pulse Dye Nd:Yag	Alexandrite Nd:Yag	Diode Laser Massage Suction

Our Flagship Approach

Cynosure

Affirm Smartlipo Cynergy Apogee TriActive Elite

Principal Application Anti Aging Body Sculpting Vascular Lesions Hair Removal Cellulite

$110,000- $94,900- $135,000 $123,000 $49,900

List Price

165,000 $119,900

February 2006 November 2006 October 2005 US: March 2004 February 2004

Introduction available Q3 06 Europe: Q3 2004

1320 / 1440 nm Nd:Yag Pulse Dye Alexandrite Diode Laser Energy Sources Nd:Yag Nd:Yag Nd:Yag Massage XPL Suction

State of the Art Manufacturing Process

Cynosure

Modular design Introduced Q2 2005

Reduced over 3000 parts into 11 modules

Benefits

• Reduced down-time for customers

Increased reliability

Simplified service and maintenance; quicker field support

• Enables product upgrade paths

Upgrade Paths

CYNOSURE

Elite
Apogee 5500
(Alexandrite)
Acclaim 7000
(Nd:YAG)
Apogee Elite
Alexandrite and Nd:YAG
Cynergy
VStar
(Pulsed Dye)
Acclaim 7000
(Nd:YAG)
Intense Pulsed Light
(Cynergy PL)
Cynergy
(Pulsed Dye and Nd:YAG
Cynergy III
Pulsed Dye and Nd:YAG/IPL
Affirm
1440nm Nd:YAG
1320nm Nd:YAG
560nm - 950nm XPL
Affirm with Multiplex

Upgrade Paths

Cynosure

Elite

Apogee 5500 Acclaim

(Alexandrite) 7000 (Nd:YAG)

Apogee Elite

Alexandrite and Nd:YAG

Cynergy

VStar Acclaim Intense Pulsed (Pulsed 7000 Light

Dye) (Nd:YAG) (Cynergy PL)

Cynergy Cynergy III

(Pulsed Dye and Pulsed Dye and Nd:YAG Nd:YAG/IPL

Affirm

1440nm 1320nm 560nm - 950nm Nd:YAG Nd:YAG XPL

Affirm with Multiplex

• Upgradeable products introduced in mid-2005

• Ability to expand laser capabilities as your practice grows

Global Distribution Network

Cynosure

Sales Organization

DIRECT

North America 60 International 16 Total 76

DISTRIBUTORS

19 distributors covering 47 countries

Q2 2007 Geographic Sales Mix

19.1%

63.0% 17.9%

North America Europe

International Distributors

Global Distribution Network

Cynosure

• Expanded distribution and marketing

• Doubled North American direct sales force since 2005

• North American sales management team now complete

• Launch surgical specialty sales force—Smartlipo

• Rebranded company (product design, marketing materials, logo)

Investment in Sales / Marketing

North America Direct Reps

70 60 50 40 30 20 10 0

60 46

31

7

2003 2005 2006 Q207

Cynosure

Financial Overview

Strong Revenue Growth

(in millions)
$80.0
$70.0
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
$23.0
$27.1
$41.6
$56.3
$78.4
$35.3
$56.2
2002
2003
2004
2005
2006
1H06
1H07
1H07: 59% YOY Growth

Strong Revenue Growth

Cynosure

(in millions)

$80.0 $70.0 $60.0 $50.0 $40.0 $30.0 $20.0 $10.0 $0.0

1H07: 59% YOY

Growth

$78.4

$56.3 $56.2

$41.6 $35.3

$27.1 $23.0

2002 2003 2004 2005 2006 1H06 1H07

Continued Gross Margin Improvement

65.0%
60.0%
55.0%
50.0%
45.0%
40.0%
42.5%
47.6%
50.8%
54.1%
58.0%
57.8%
63.0%
2002
2003
2004
2005
2006
1H06
1H07

*Non-GAAP Results

Note - GM Impact due to PMTI Royalty < 3%

Continued Gross Margin Improvement

Cynosure

65.0% 60.0% 55.0% 50.0% 45.0% 40.0%

63.0%

58.0% 57.8%

54.1%

50.8%

47.6%

42.5%

2002 2003 2004 2005 2006 1H06 1H07

*Non-GAAP Results

Note - GM Impact due to PMTI Royalty < 3%

Increased Operating Leverage

CYNOSURE

60.0%
55.0%
50.0%
45.0%
40.0%
52.8%
55.5%
47.9%
45.8%
47.0%
47.6%
44.8%
2002
2003
2004
2005
2006
1H06
1H07

* Non-GAAP Results

Increased Operating Leverage

Cynosure

60.0% 55.0% 50.0% 45.0% 40.0%

55.5%

52.8%

47.9% 47.6% 47.0% 45.8%

44.8%

2002 2003 2004 2005 2006 1H06 1H07

* Non-GAAP Results

Yield Expanding Operating Margins

30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-10.3%
-7.8%
2.9%
8.2%
11.8%
10.2%
18.2%
2002
2003
2004
2005
2006
1H06
1H07

* Non-GAAP Results

Yield Expanding Operating Margins

Cynosure

30.0% 20.0% 10.0% 0.0% -10.0% -20.0%

18.2%

11.8%

10.2% 8.2%

2.9%

-7.8% -10.3%

2002 2003 2004 2005 2006 1H06 1H07

* Non-GAAP Results

Q2 2007 Financial Results

Cynosure

(in thousands except per share data Q2 FY07 Q2 FY06 Q2 FY07 Q2 FY 06 and percentages)

(Non-GAAP) (Non-GAAP)

Total revenue $30,132 $18,131 $30,132 $18,131 Gross margin 63.3% 58.4% 63.5% 58.5% Income from operations $4,489 $1,371 $5,986 $1,863 Operating margin 14.9% 7.6% 19.9% 10.3% Net income $2,711 $1,441 $4,230 $1,713

Diluted net income per $0.21 $0.12 $0.33 $0.14 share

Significant Catalysts

Cynosure

Revenue Growth Opportunities

• New product introductions – Affirm and Smartlipo

• Continued International penetration

• Emerging spa market / non-traditional physicians

• Expanding distribution channels

Margin Growth Opportunities

• Shift towards higher-margin workstations

• Modular manufacturing: lower manufacturing and warranty costs

• Continue to leverage operating base

• Introduction of consumable revenue stream

Cynosure

Summary

Investment Highlights

Cynosure

• Q207: Strong growth trajectory

• Revenue up 66% year-over-year to record $30.1million

• Gross margin increases 490 bps to 63%

• GAAP EPS of $0.21 versus $0.12 in Q2 2006

• Broadest range of laser and light-based energy sources in industry

• Flagship platform of multi-wavelength workstations

• Essentially 100% of laser revenue from products introduced since 2004

• Reception for Affirm and Smartlipo is very favorable

• Established global presence in a fast-growing industry

• 37% of laser revenue from outside North America

• Aesthetic laser market growing more than 20% annually

CYNOSURE

Cynosure, Inc.

(Nasdaq: CYNO)

Investor Presentation

August 2007

Cynosure

Cynosure, Inc.

(Nasdaq: CYNO)

Investor Presentation

August 2007

Exhibit D

FINAL TRANSCRIPT

        Thomson StreetEventsSM

        CYNO - Q2 2007 CYNOSURE INC Earnings Conference Call

        Event Date/Time: Aug. 07.2007 / 9:00AM ET

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© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Aug. 07.2007 / 9:00AM, CYNO - Q2 2007 CYNOSURE INC Earnings Conference Call

CORPORATE PARTICIPANTS

Jim Buckley

Sharon Merrill Associates - IR

Michael Davin

Cynosure, Inc. - Chairman, President, CEO

Tim Baker

Cynosure, Inc. - EVP, CFO, Treasurer

CONFERENCE CALL PARTICIPANTS

Mark Richter

Jefferies & Co. - Analyst

Eli Kammerman

Cowen & Co. -Analyst

Matthew Dodds

Citigroup -Analyst

Dalton Chandler

Needham & Co. -Analyst

Anthony Vendetti

Maxim Group-Analyst

Anthony Patrone

Maxim Group-Analyst

Isaac Ro

Leerink Swann - Analyst

PRESENTATION

Operator

Good day, everyone, and welcome to the Cynosure Second Quarter 2007 Conference Call.

(OPERATOR INSTRUCTIONS)

At this time for opening remarks and introductions, I would like to turn the call over to Mr. Jim Buckley, Executive Vice President of Sharon Merrill Associates. Please go ahead, sir.

Jim Buckley - Sharon Merrill Associates - IR

Thank you, Operator, and good morning.

With me on today’s call are Cynosure’s President and Chief Executive Officer, Michael Davin, and Executive Vice President and Chief Financial Officer, Tim Baker.

We will begin today’s call with Mike providing the highlights of Cynosure’s second quarter results and an overview of the Company’s growth strategy. Tim will then take you all through the financials, after which management will take your questions.

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© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Aug. 07.2007 / 9:00AM, CYNO - Q2 2007 CYNOSURE INC Earnings Conference Call

Before we begin, please note that various remarks management makes on this conference call about Cynosure’s future expectations, plans, and prospects constitute forward-looking statements for the purposes of the Safe Harbor provisions under the Private Securities Litigation Reform Act of 1995.

Forward-looking statements involve risks and uncertainties and actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those discussed in its Annual Report filed with the Securities and Exchange Commission on Form 10-Kfor the year ended December 31, 2006, the quarterly report on Form 10-Qforthe period ended March 31,2007 and any subsequent reports filed with the SEC.

These filings can be accessed from the investor relations section of Cynosure’s website at www.cynosure.com. In addition, any forward-looking statements represent the Company’s views as of today, August 7,2007.

These statements should not be relied upon as representing the Company’s view as of any subsequent date. While Cynosure may elect to update forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so.

With that, I’ll turn the call over to CEO - I’m sorry, Cynosure’s CEO, Michael Davin.

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

Thank you, Jim. Good morning, everyone. Thank you for joining us today.

Q2 marked another record quarter for Cynosure. Total revenue for the three months ended June 30th increased 66% to a record $30.1 million. The 66% increase on our top-line underscores the strength of our core business.

We saw significant contributions from our recently introduced aesthetic workstations, Smartlipo for LaserBodySculpting and Affirm for anti-aging.

Powered by the success of these newer systems combined with our continued strong contributions across all our product suite, total laser product revenue increased 70% in the second quarter to $26.6 million from $15.6 million a year earlier.

We posted net income of $2.7 million for the quarter, or $0.21 per share, an increase of 88% over the net income for the second quarter of 2006.

Our gross margin continued to expand as the newest workstations in our portfolio, Affirm and Smartlipo, increased their contribution to overall product mix. These systems carry higher ASPs that continue to fuel increasing gross margins.

Gross margin exceeded 63% in Q2, up 130 basis points from the first quarter of this year and 490 basis points in the second quarter of 2006.

Now I’d like to go beyond the numbers and look at some of the ways Cynosure is distinguishing itself in the marketplace and growing at an impressive pace.

For the third consecutive quarter, our year-over-year revenue growth exceeded 50% and our primary catalyst behind this increase is our technology.

In Q2 we received our goal to begin shipping ~ excuse me, achieved our goal to begin shipping Affirm units equipped with our 1320 nm deep-heating wavelength.

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Aug. 07.2007 / 9:00AM, CYNO - Q2 2007 CYNOSURE INC Earnings Conference Call

We believe the addition of a third energy source makes the Affirm the industry’s most versatile and cost effective anti-aging platform. Skin laxity, discoloration and fine to moderate wrinkles can now be treated with one system.

The workstation is now available with both a 10 mm and a 14 mm high-density disposable lens array that redistributes laser energy in a combination of high and low-level heat to stimulate and remodel collagen production throughout the treatment area.

Although in real dollars, disposable still represent a fraction of our total laser revenue, we are excited a bout the steady growth of this reoccurring revenue stream over a very short period of time.

Currently, two consumable lens arrays are available for Affirm and we plan to introduce an additional consumable lens array in the near future.

In Q2 we also introduced a new high-powered version of Smartlipo, our revolutionary technology designed specifically for the removal of localized deposits of unwanted fat utilizing our patented delivery approach.

Aimed at high volume aesthetic laser practices, the new 10-watt Smartlipo platform allows physicians to complete a typical laser-assisted liposuction procedure about two times faster than the original 6-watt workstation, which we launched in January.

The 10-watt Smartlipo workstation is available as a standalone unit or as an upgrade to the 6-watt system.

Physician demand for the Smartlipo has been strong. Aesthetic surgeons recognize the value—excuse me, recognize and value the effort that Cynosure has put into developing the system that is both a safe and effective alternative to traditional liposuction for patients with smaller areas of localized and concentrated fat deposits.

I think it’s also important to point out that we are only selling Smartlipo to those individuals who are licensed to perform traditional liposuction.

Our customers tell us that they appreciate the depth of our commitment to training and our unyielding focus on patient safety.

We have now established 14 Smartlipo training sites throughout North America and we are continuing to attract industry luminaries to help expand our installed base.

We have made a considerable investment not only to launch Smartlipo, but also to ensure that we have the best solution on the market.

As I mentioned last quarter, Smartlipo is being marketed by our 10-person surgical specialty sales force and we are very pleased with their results.

Their efforts are being complemented nicely by Eclipse Medical, our exclusive Smartlipo distributor in Texas, Louisiana, Arkansas and Oklahoma. Eclipse continues to be a strong partner for us and that relationship has proven to be highly successful for that four-state region.

Based on the strong demand we have experienced for Smartlipo, we are evaluating further expansion of our 10-person staff and at this time we are targeting to increase our surgical specialty sales force to 15 by early Q4.

In terms of our key partnership initiatives in our core business, America Laser Centers continues to make good progress in the rollout of our Affirm workstations at its clinics.

Internationally, UK-based Skin has continued to open new centers that exclusively feature several of our systems.

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Aug. 07.2007 / 9:00AM, CYNO - Q2 2007 CYNOSURE INC Earnings Conference Call

I’m delighted to report that our relationship with Mexico-based [Depolite] is progressing ahead of schedule.

Depolite, as you may recall, is distributing our Affirm and Apogee Elite workstations in Mexico, Argentina, Columbia, Honduras and Peru and also directly operates over 80 aesthetic laser centers throughout Mexico.

Our products continue to gain momentum in other international markets. In June we received Canadian regulatory approval for Smartlipo, opening what we expect to be another fast-growing market for our Laser Body Sculpting technology.

We also received regulatory approval to market our Elite family of laser hair workstations in China. In addition to hair removal for both light and darker skin types, Elite treats benign epidermal pigmented lesions as well as leg and facial veins.

China is an attractive market for Cynosure, which is the reason we established a subsidiary there in late 2006.

Although we expect our growth in China to be more of a marathon than a sprint, we are making measurable strides in establishing the Cynosure brand in China and we anticipate receiving other regulatory approvals there in the coming quarters.

In summary, Cynosure is approaching the second half of 2007 with the wind at its back.

We’re coming off another record quarter that reflects the effort we have put into developing our technology to meet market demands, training our customers and building our worldwide distribution.

In a competitive field, we are pioneering new products that give Cynosure a long term technology advantage.

Now let me turn the call over to Tim Baker for the financial review.

Tim Baker - Cynosure, Inc.-EVP, CFO, Treasurer

Thanks, Mike, and thanks again, everyone, for taking the time to join us this morning.

As Mike highlighted, Cynosure posted an outstanding second quarter with GAAP diluted earnings per share of $0.21 on $30.1 million in revenue compared with Q2 of 2006 where we recorded EPS of $0.12 on $18.1 million in revenue.

Laser systems accounted for 88% of our total revenue in the second quarter of 2007 compared with 86% for the same period in 2006.

Increased revenue contribution from laser systems, as I noted in Q1, reflects a strong growth in our core laser system business and the lag between the initial warranty period of the laser and customer service opportunities.

Laser revenue increased 70% in the second quarter of 2007 and $26.6 million from $15.6 million in the comparable period in 2006. Laser revenue from North America rose 81% while international laser revenue was up 55%.

Looking at our performance by region, North America accounted for 63% of total laser revenue in the second quarter of 2007 compared with 60% in the same period in 2006 while laser revenue from international markets was 37% of total laser revenue of 40% in the same period in 2006.

Gross margin for the second quarter of 2007 was 63.3%, compared with 58.4% in the second quarter of 2006. The strength of our gross margin speaks directly to our new product rollout and the successful execution of our global distribution strategy.

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Aug. 07.2007 / 9:00AM, CYNO - Q2 2007 CYNOSURE INC Earnings Conference Call

Our 60-person North American direct sales force is complemented by subsidiaries in France, Germany, Spain, United Kingdom, China, and Japan and by third party distribution arrangements in approximately 50 countries.

Turning to our operating expenses - selling and marketing expenses were $9.9 million, or approximately 33% of revenue. This is essentially where we expected them to be and on a percentage basis is level with Q2 of ‘06, which was $6.1 million, or 34% of revenue.

Sales and marketing expenses are expected to remain in the range of 31% to 33% of revenue for the balance of the year.

Second quarter research and development expenses were $1.8 million, or approximately 6% of revenue, for the quarter, up in dollars, but roughly flat in percentage terms versus the same period in ‘06.

R&D expenses are expected to remain in the range of 5% to 7% through the remainder of the year.

General and administrative expenses for the second quarter were $2.9 million, or 10% of revenue, compared with $2 million, or 11% of revenue, in Q2of’06. For the balance of 2007, we continue to model G&A expenses in the range of 8% to 10%.

Second quarter 2007 operating income more than tripled to $4.5 million from $1.4 million for the same period in 2006, reflecting increased revenues, higher gross margin and increased operating expense leverage.

Results for the second quarter of 2007 include $1.5 million in stock-based compensation, while results for Q2 of’06 included approximately $500,000 in stock-based compensation expense.

On a non-GAAP basis, excluding the effect of stock-based compensation, income from operations increased to approximately $6 million from $1.9 million for the same period in 2006, an increase of 221%.

Net income in the second quarter of 2007 was $2.7 million, or $0.21 per diluted share, compared with $1.4 million, or $0.12 per diluted share, in Q2 of ‘06.

The effective tax rate for the quarter was 47%, which reflects a provision of $702,000 in the current period due to an erroneous inter-company bad debt deduction taken on our 2003 U.S. tax return.

Excluding this provision, our effective tax rate for the quarter would have been 33%. We expect our effective tax rate for the balance of the year to be between 37%and 39%.

On a non-GAAP basis, excluding stock-based compensation expense of $1.5 million, net income was $4.2 million, or $0.33 per diluted share.

This compares with $1.7 million, or $0.14 per diluted share, in the second quarter of 2006, which included approximately $500,000 in stock-based compensation.

We used approximately 12.7 million and 12.1 million weighted average shares outstanding in computing earnings per diluted share for the second quarters of 2007 and 2006 respectively.

For more information on these non-GAAP financial measures, please [see] the table for reconciliation of GAAP results to non-GAAP measures included at the end of our earnings release.

The table has more details of the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

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FINAL TRANSCRIPT

Aug. 07.2007 / 9:00AM, CYNO - Q2 2007 CYNOSURE INC Earnings Conference Call

Turning to the balance sheet, our cash position remains strong and provides us with good financial flexibility going forward.

As of June 30,2007, Cynosure had $71.4 million in cash, cash equivalents, and marketable securities.

Overall, our cash balance has increased $14.2 million from December 31st balance, primarily as a result of positive cash flow from operations, which amounted to $6 million in the quarter.

DSO for the quarter declined to 64 days compared to 70 days in the first quarter of 2007. We continue to have no debt other than capitalized lease obligations.

That concludes our financial review. Mike and I will be happy to take your questions.

QUESTIONS AND ANSWERS

Operator

(OPERATOR INSTRUCTIONS). And we’ll go first to Mark Richter, Jefferies & Co.

Mark Richter - Jefferies & Co. -Analyst

Good morning, guys, and great quarter.

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

Thanks, Mark.

Mark Richter -Jefferies & Co. -Analyst

Just in terms of Smartlipo, obviously we’re hearing fantastic things from physicians in our checks on how the product’s being received and trends in general, even stronger things about the 10-watt system.

Can you help us understand how that’s increased or sparked even more demand for the product and if you expect higher energy sources to be launched subsequent to the 10-watt system?

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

Okay, Mark. I think the key focus for the Company has always been to make sure to monitor safety as we increase energy in this new approach to removing unwanted fat and that’s why we introduced the 6-watt first.

The second one, as I mentioned, is about two times faster. And as we look to go to higher energy, we always want to be monitoring safety.

So at this point we feel very secure with the 10-watt system that we were able to offer a safe and efficacious approach to remove fat in a more expeditious manner. We are evaluating other energies, higher energies, but at this time we feel the comfort level sits right at this area.

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Aug. 07.2007 / 9:00AM, CYNO - Q2 2007 CYNOSURE INC Earnings Conference Call

Mark Richter -Jefferies & Co. -Analyst

Okay, perfect. In terms of Affirm’s third energy source launched in February, are you seeing substantial demand for upgrades there and can you just remind us what the ASP increase for that is as well?

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

Well, first, yes. We have a fairly large installed base of Affirm units out there and we have a number of our installed base customers that are very interested in the deep-heating component of the system.

Our reps are now equipped with the system out there to demo it to our existing customers as well as new customers.

So there’s a very strong interest, certainly, in adding this to both existing systems as well as complementing the full platform now of the Affirm anti-aging workstation.

As you know, this now offers a tightening approach which complements, we believe, addressing all of the anti-aging applications, so wrinkles, discoloration and of course elasticity of the skin.

The total system now sells for $165,000 with all three energy sources and the upgrade I believe is $30,000 if you own a system today to add the deep-heating component.

Mark Richter -Jefferies & Co. -Analyst

Okay, perfect. Thanks. And I think I know the answer to this next question but I’m going to ask it anyway. Can you just give us a sense of sort of installed base for either Affirm or of Smartlipo?

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

No.

Mark Richter -Jefferies & Co. -Analyst

Okay. And how - or how about maybe a general sense of how the recurring revenues are trending as a percentage of sales?

Tim Baker - Cynosure, Inc. - EVP, CFO, Treasurer

Yes, Mark, this is Tim. As Mike had said earlier in the script, we’re seeing good traction on the recurring revenue stream.

As a percentage of our total revenue, it’s still fairly small, one, because we’ve obviously just introduced these products over the last six to nine months, and we’re also seeing good growth still from our core business.

So as a percentage, it’s still a small number but we re very optimistic and we’re excited about the trends we’re seeing as they continue to grow each month. Really, we get the cumulative effect of getting that installed base out there.

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Aug. 07.2007 / 9:00AM, CYNO - Q2 2007 CYNOSURE INC Earnings Conference Call

Mark Richter -Jefferies & Co. -Analyst

Okay, perfect. Thanks. And then the last question is just partnerships with Eclipse, Depolite and American Laser Centers, you briefly mentioned it, but can you just help, maybe at least give us anecdotal evidence of how you think the uptake in Affirm sales are going in those three–in those three partners? Thanks, guys.

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

Yes, I mean Depolite markets, we mentioned they’re really an exclusive–excuse me, Eclipse is just an exclusive distributor right now of Smartlipoin that four-state region that I mentioned, so they do not distribute the Affirm.

Depolite, they have the Affirm and the Apogee Elite family and, as I mentioned, we are actually ahead of schedule with that relationship. We’re very pleased with the development in South and Latin America with that relationship.

And the other is American Laser Centers. As I mentioned at the beginning of the call, we’re pretty much right on track with their expectations and ours and the rollout of the Affirm in their clinics that are pretty much nationwide.

Operator

We’ll go next to Eli Kammerman, Cowen & Co.

Eli Kammerman - Cowen & Co.- Analyst

Thanks very much and good morning.

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

Morning, Eli.

Eli Kammerman - Cowen & Co. -Analyst

First question is why did it take three years to figure out the need to reverse the bad debt provision?

Tim Baker - Cynosure, Inc. - EVP, CFO, Treasurer

This is Tim. Eli, that basically came out as part of an Internal Revenue Service audit that we’re undergoing right now and basically it was discovered in May of ‘07 relating to our 2003 tax return.

Eli Kammerman - Cowen & Co. -Analyst

Okay. Are there any other similar provisions that are under review?

Tim Baker - Cynosure, Inc. - EVP, CFO, Treasurer

No.

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Aug. 07.2007 / 9:00AM, CYNO - Q2 2007 CYNOSURE INC Earnings Conference Call

Eli Kammerman - Cowen & Co.- Analyst

Okay, so there’s no reason to expect a repeat of that anytime?

Tim Baker - Cynosure, Inc. - EVP, CFO, Treasurer

No, that’s why we’re getting - I said we expect going forward our effective tax rate to be in the 37% to 39%.

Eli Kammerman - Cowen & Co. - Analyst

Okay. Do you expect a similar tax rate for next year?

Tim Baker - Cynosure, Inc. - EVP, CFO, Treasurer

Yes.

Eli Kammerman - Cowen & Co. - Analyst

Okay. Next question is would it be accurate to say that Affirm sales in the quarter were 15% to 20% of total and Smartlipo was 20% to 25% of the total?

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

As you know, Eli, and we’ve stated this in our other six prior calls, we do not disclose - we do not break down the revenue by product line.

Eli Kammerman - Cowen & Co. - Analyst

Okay. No rough approximations, either?

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

No rough approximations either.

Eli Kammerman - Cowen & Co. - Analyst

All right. As far as the new version of Smartlipo, are you going to continue to produce the old version and offer both or are you going to only sell one?

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

As I mentioned at the beginning of the call, the new version - the old version can upgrade to the new version. It’s a field upgrade, so anybody who’s purchased the 6-wattcan upgrade at a fraction of the cost of buying a new system to the 10-watt.

We actually go to the doctor’s facility and upgrade the system from 6 to 10 watts. So it’s not a new platform. It’s the same platform with the ability to take it to a higher power.

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FINAL TRANSCRIPT

Aug. 07.2007 / 9:00AM, CYNO - Q2 2007 CYNOSURE INC Earnings Conference Call

Eli Kammerman - Cowen & Co. - Analyst

Right, but are you still offering for sale the 6-watt as a brand new purchase?

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

We now offer - okay, what we kind of call our suite of removal of unwanted fat technologies the 6-watt, the 10-watt and then the upgrade package to move the 6-watt to the 10-watt.

Eli Kammerman - Cowen & Co. - Analyst

Okay.

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

All on the same platform.

Eli Kammerman - Cowen & Co. - Analyst

Okay. Thanks for clarifying that. And then finally, on the lens array for the Affirm you said you have the 10 mm and the 14 mm. Is there a price difference between those two?

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

Yes. The 10 mm sells a pack of three for $1,500 and the 14 mm sells a pack of three for $2,250. So the average price is $750 on the 14 mm and $500 pertip on the 10 mm.

Eli Kammerman - Cowen & Co. - Analyst

Okay. Can you give us an idea, just a ballpark, of the total number of Affirm procedures you performed since the product was introduced?

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

We have - we do not have any read on that. It is a global product and we don’t get that kind of data.

We do know, as we mentioned in the call, Tim mentioned on an earlier question that we’re seeing incrementally every month and quarter an increase in the demand for the consumable product.

And now with the introduction of the 14 mm - and for clarification, the 14 mm needs to be used with the deep-heating approach. So the 14 mm is in conjunction with the 1320 wavelength for the - addressing the elasticity.

So that we’re just beginning to ship that tip and recognizing revenue for that tip really at the end of this past quarter.

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FINAL TRANSCRIPT

Aug. 07.2007 / 9:00AM, CYNO - Q2 2007 CYNOSURE INC Earnings Conference Call

Eli Kammerman - Cowen & Co. -Analyst

Okay. That’s very helpful. Thanks very much.

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

You’re welcome, Eli.

Operator

We’ll go next to Matthew Dodds, Citigroup.

Matthew Dodds - Citigroup - Analyst

Thank you. Hey, Michael, maybe for the quarter each analyst should get one guess at the Smartlipo placement number and then if we hit you, you could say yes, otherwise you’ll say no. How about that?

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

How am I doing on the no? Pretty good so far?

Matthew Dodds - Citigroup - Analyst

So far so good. A couple of quick questions for you. On the sales force expansion going from 10 to 15 in the specialty, are you also, I assume, still planning on expanding the core sales force?

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

Yes. Matt, as you know, since ‘03 we’ve really taken our North American distribution from seven salespeople to right around that 60 number now.

We work very closely with our distribution management team and they - we really look to them to advise us on where we can expand not only obviously the Smartlipo, the surgical [needs] specialist, but also our other core sales force.

So yes, we’re always looking at that. We meet quarterly and we look to address areas where we can add additional salespeople on a regular basis.

Matthew Dodds - Citigroup - Analyst

And then on the Smartlipo, right now you’re really focused on the highest end customer, the derms, the plastics.

What point do you get more comfortable that you can move down even a slight level to someone who’s really experienced, say, with the Affirm and skin tightening and resurfacing?

Is this something that is a long ways off or do you eventually see even by the end of this year potentially moving to a slightly lower customer base?

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FINAL TRANSCRIPT

Aug. 07.2007 / 9:00AM, CYNO - Q2 2007 CYNOSURE INC Earnings Conference Call

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

No, no. I think, as I mentioned earlier in the call, we only sell this technology right now to people who are certified to do traditional liposuction.

I think it’s very important that people differentiate the noninvasive technology that we sell, like the Affirm or the Elite or the Cynergy, from the Smartlipo.

The Smartlipo is an invasive surgical procedure and, therefore, we feel in order to maintain the integrity of this business and also our focus on training and making sure people use this technology right so we don’t run into complications, we’re only going to sell this technology for the foreseeable future to people that are certified for traditional liposuction, which in the United States right now is about 10,000 doctors.

Matthew Dodds - Citigroup -Analyst

And how about - if I rephrase this slightly, and of the 10,000, do a lot of those physicians also use laser-based treatments?

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

Yes. Yes, they do. Mainly, Matt, we’re looking at plastic surgeons, which there’s about 6,000 plastic surgeons in the United States. About 85% of them do liposuction.

And then we have derm surgeons, which we guess around 2,000 to 3,000 in the United States. And we believe probably about 50% to 60% of them do liposuction. They also perform other non-invasive laser procedures.

Matthew Dodds - Citigroup -Analyst

Perfect. Thank you, Michael, and congratulations.

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

Thank you, Matt.

Operator

We’ll go next to Dalton Chandler, Needham & Co.

Dalton Chandler - Needham & Co. -Analyst

Hey, good morning. What is the certification process to get certified for liposuction?

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

Well, there is a society for liposuction. We’re learning a lot about this business, Dalton, because it is new for us. But the way we certify is we first confirm with the physician that they are performing traditional liposuction in their practice.

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Aug. 07.2007 / 9:00AM, CYNO - Q2 2007 CYNOSURE INC Earnings Conference Call

And then our certification process, although not required by the FDA, more a mandate from the Company, is we then will not ship the device, our device to the doctor until they’ve been to one of our now 14 North American training sites.

Those training sites are physicians that are very experienced at traditional liposuction and now are experienced at utilizing light-based technology, i.e. the Smartlipo, for removing unwanted fat.

So when a doctor buys the Smartlipo from us, a requirement before we ship them the technology and also is inclusive in the price of the device is we set up a meeting, an appointment, for at least a day for them to go visit one of these 14 sites and really see how they are able to implement using light-based technology to remove unwanted fat into their approach of the traditional liposuction.

And then we will ship the device to them after we feel as though they really understand the technique.

Dalton Chandler - Needham & Co. - Analyst

Okay, that’s helpful. I know you said you didn’t want to disclose the percentage of revenue from disposables, but could you talk about what you’re seeing in terms of usage trends, maybe the number of fibers you’re seeing, typical doc use per quarter or per month?

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

Dalton, it’s hard to get our arms around it. We will find some doctors ~ it really depends on their preference.

They may feel as though they want to introduce the fiber once and they’ll discard it and we’ll have other doctors, they find a way to maybe use a fiber five to seven times.

And we don’t really have any true conclusive data on that besides reordering of the fibers. But we do know doctors will use it multiple times, some doctors use it once.

On the lens arrays, we’ve said in the past and this will be also consistent with the 14 mm, the doctor gets anywhere from an average of a bout eight to ten facial treatments if they treat the complete face.

The 14 mm now gives a doctor 98% more area, now we’re talking about the deep-heating side of things, and deep heating we see them really treating areas like the neck, maybe the jowls.

So they’re not treating the whole face. They’re really going after the areas where the elasticity of the skin is no longer prevalent and they’re trying to enhance that overall.

So in terms of the 10 mm, we still feel as though it’s about eight to ten facial treatments. And as far as the 14 mm, we really just began shipping that for deep heating at the end of June.

We’ll get some data over the next couple of quarters we can probably share with you, say, by the end of this year beginning of next year.

Dalton Chandler - Needham & Co. - Analyst

Okay. You mentioned that you also have a third Affirm tip in the pipeline. Is that just a different size or is there actually a different application for that?

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FINAL TRANSCRIPT

Aug. 07.2007 / 9:00AM, CYNO - Q2 2007 CYNOSURE INC Earnings Conference Call

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

This will be - this will be a different size which will also increase speed of the treatment and also throughput for the doctor. And we do expect to roll that out sometime in the second half.

Dalton Chandler - Needham & Co. -Analyst

Okay. And -

Michael Davin - Cynosure, Inc. - Chairman, President, CEO That will be a third consumable.

Dalton Chandler - Needham & Co. -Analyst

Okay. And just a couple of housekeeping things to finish up. I thought I heard a couple of different numbers on the tax rate. Could you just repeat what you expect going forward?

Tim Baker - Cynosure, Inc. - EVP, CFO, Treasurer

Yes, Dalton, we said we expect the effective tax rate going forward to be between 37% and 39%.

Dalton Chandler - Needham & Co. -Analyst

Okay. And then on the 60 sales reps you have domestically right now, does that include the ten surgical sales reps?

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

Yes.

Tim Baker - Cynosure, Inc. - EVP, CFO, Treasurer

Yes.

Dalton Chandler - Needham & Co. -Analyst Okay.

All right, thanks very much.

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

Thankyou, Dalton.

Operator

We’ll go next to Anthony Vendetti, Maxim Group.

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FINAL TRANSCRIPT

Aug. 07.2007 / 9:00AM, CYNO - Q2 2007 CYNOSURE INC Earnings Conference Call

Anthony Vendetti - Maxim Group -Analyst

Thanks. Good morning. Good morning, Mike. Good morning, Tim.

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

Morning, Anthony.

Tim Baker - Cynosure, Inc. - EVP, CFO, Treasurer

Hi, Anthony.

Anthony Vendetti - Maxim Group -Analyst

Great quarter. I wanted to just discuss a little bit more about the 1320 nm deep-heating consumable that you have. That’s - the 14 mm consumable that goes with that, can you talk about when exactly that started shipping?

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

It started shipping at the very end of June.

As we mentioned, we didn’t expect deep heating upgrades or systems to ship until the end of June, so minimal revenue because the systems that shipped, the upgrade system as well as the full system ships with kind of a starter kit of, I think, two tips. So we’ll see that really start to pick up now, Anthony, going into Q3, Q4.

Anthony Vendetti - Maxim Group -Analyst

Okay.

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

It’s important to note just quickly, it’s important to note that we’re utilizing actually two energy sources to that tip. We’re multiplexing 1320 and 1440 being delivered to that tip.

Anthony Vendetti - Maxim Group -Analyst

Okay, so both. Okay. Is that different than what you’re using for just plain skin tightening or wrinkle reduction?

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

Yes. For the stimulation of collagen or collagen remodeling, we’re using the 1440 wavelength only and that’s what we’re delivering through the 10 mm tip.

The deep-heating using our patented approach of sequentially firing two energy sources, we’re delivering both 1440 and 1320 sequentially. This way we’re able to get, we believe, a more consistent tightening approach of the area.

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FINAL TRANSCRIPT

Aug. 07.2007 / 9:00AM, CYNO - Q2 2007 CYNOSURE INC Earnings Conference Call

So I know we spoke about the 1320nm energy source being added, but when treatment - doing the tightening - or treatment of tightening indication, we are utilizing multiplex, which, as you know, we also have in our Cynergy, to sequentially fire these two energy sources to get an optimal clinical endpoint.

Anthony Vendetti - Maxim Group -Analyst

All right. Okay, great. And in terms of gross margins, obviously you’ve made improvements every quarter.

Where do you see that sort of starting to sort of plateau? Do you still think you can make improvements there? I think you mentioned maybe mid to high 60s at some point. Could you just remind us what the timeframe is for that?

Tim Baker - Cynosure, Inc. - EVP, CFO, Treasurer

Anthony, I think we spoke on the last call that, again, our goal has been and has been really since we started telling our story in the IPO that we - our goal is to get to a 65% gross margin.

We talked last quarter about getting there within the next 12 months, so we think we’re on track to that. So really, we’re looking at 65% within the next nine months.

And we need to keep in mind that the margin we’re showing today obviously is inclusive of the royalty that we’re paying, still less than 3%, but if we factored out that royalty, we’re actually over our 65% target about 12 months ahead of our original plan.

So we still feel we can get to 65% inclusive of royalty within the next nine months.

Anthony Vendetti - Maxim Group -Analyst

Okay, so this quarter it was less than 3% that went out to [Tolar]?

Tim Baker - Cynosure, Inc. - EVP, CFO, Treasurer

That’s correct.

Anthony Vendetti - Maxim Group -Analyst

Okay. And last is on the - right now you have the Smartlipo market to yourselves.

There is a product that I saw out at a conference and I think it’s being called the CoolLipo. Can you talk about where that’s at and your patents in relation to the Smartlipo?

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

I’m really not going to comment on competitive technology at this point, Anthony.

I think it’s important to note there will be other companies, we believe, that may just [gerry-rig] something onto an existing piece of technology they’ve had out there for years and say this can be used for laser light pulses.

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FINAL TRANSCRIPT

Aug. 07.2007 / 9:00AM, CYNO - Q2 2007 CYNOSURE INC Earnings Conference Call

And some of these companies are out there promoting without an FDA clearance and I think that concerns us and I think it should concern anybody who’s looking to get into this - to treat this indication.

As you know, we’ve spent a considerable amount of effort and years in innovating this technology and its specific focus is only to remove unwanted fat with our proprietary delivery approach that’s in our technology today and also is in our—will be in our technology moving forward.

We have two patents issued, we have a few pending, we’re really focused on doing this right, doing this safely and doing this efficaciously.

We are not promoting this product for any other indication. This is specific for this indication and has been designed and created that way.

So I think we’ll watch closely what other competitors may be doing at this point in time. That’s our focus, is to continue to innovate this technology so that it is truly utilized for the purpose for which it was introduced and FDA cleared for.

Anthony Vendetti - Maxim Group -Analyst

Okay. And just maybe if you could comment a little bit on some of the competition in terms of mesotherapy or the attempt to use maybe ultrasound down the road to treat unwanted fat. Any just general comment on that, Mike?

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

We’re aware of those technologies. These are noninvasive. Well, meso isn’t, but if you’re looking at some of the ultrasonic approaches, these are noninvasive approaches.

We believe there are certainly some FDA hurdles you’ll need to clear in order to get those products approved. There are a couple of companies out there right now that are experiencing that and also even going the route of a PMA.

Keep in mind, we are an invasive approach. That’s not to say we’re not looking at non-invasive approaches. I think the body sculpting market is an enormous opportunity and we believe it’s a significant opportunity, both non-invasive and invasive. So don’t confuse ~ I would not confuse the two.

I think the invasive approach, which we utilize in Smartlipo, is very different than a non-invasive approach, although I think both of them have excellent opportunities in the marketplace.

Anthony Vendetti - Maxim Group -Analyst

Okay, great. Thanks.

Operator

We’ll go next to Anthony Patrone, Maxim Group.

Anthony Patrone - Maxim Group -Analyst

Thanks, guys, for taking my questions. Couple of questions on the Smartlipo as it relates to the higher wattage that you released. How much more volume can the new high wattage system handle you mentioned in the press release?

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FINAL TRANSCRIPT

Aug. 07.2007 / 9:00AM, CYNO - Q2 2007 CYNOSURE INC Earnings Conference Call

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

Anthony, as we mentioned, it’s two times faster. Of course, all along though, we’re not just interested in speed, we’re interested in safety. We do believe that that’s a slippery slope.

You need to be very careful on how fast you can go. You want to make sure there is no thermal necrosis to tissue, as we’re just going after removing the unwanted fat.

So right now, power along with our patented approach to delivering the technology is totally in relationship to speed.

So we’re - what we’re hearing from the doctors is they can treat an area, for example maybe they could treat a chin in 15 minutes or so and now they can treat it in, say, eight minutes. So it’s about speed, also maintaining the integrity of the safety.

Anthony Patrone - Maxim Group -Analyst

Do you think now that the speed is out there, more speed on the new wattage, do you think this will lead docs to treat higher surface areas with this addition of the Smartlipo, perhaps move on the smaller areas they’ve been concentrating on?

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

Our belief right now is we still see the device really focused on the smaller areas, such as the chins, love handles, inner thighs, etcetera. The larger areas we still believe traditional liposuction is the right approach. Or maybe a combination of the two.

As you know, another phenomenon that takes place with Smartlipo is constriction, or tightening of the skin.

So we do know some physicians are utilizing traditional liposuction to remove larger areas of fat and then introducing the Smartlipo after to get the tightening effect post the traditional approach.

Anthony Patrone - Maxim Group -Analyst

Okay. And just if you look into the pipeline right now of your6-wattage users, how many have expressed interest that they want to go to the upgrade and if you do see a mass run for the 10 wattage unit, could we assume that’s really just more demand on the procedure end as well?

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

Well, first, I think our customers were thrilled that we did not require them to buy a new box and that they could upgrade the system in their existing platform.

In terms of the percentage of customers that have shown an interest in upgrading, I really can’t speak to that. But I think there’s a significant interest.

But more importantly, they felt it was a key to them to be able to upgrade their existing platform versus buying a whole new system.

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FINAL TRANSCRIPT

Aug. 07.2007 / 9:00AM, CYNO - Q2 2007 CYNOSURE INC Earnings Conference Call

Anthony Patrone - Maxim Group -Analyst

A couple of questions for Tim just on the balance sheet. The deferred revenues picked up a bit as well as inventories. Is inventory just related to the high wattage systems?

And the deferreds, if you could touch on a bit there, are you - is that related to perhaps the direct Smartlipo sales force?

Tim Baker - Cynosure, Inc. -EVP, CFO, Treasurer

Deferred - I’m sorry, mental block here. On the deferred revenue, that’s really picking up based on again our greater installed base selling of service contracts. There also is deferred revenue with our - some of our relationships with our third parties as that’s recognized overtime.

The inventory really relates to the launching of the new products, Smartlipo specifically, and also deep-heating of the Affirm as we build up initial inventories to get the initial demands.

Anthony Patrone - Maxim Group -Analyst

All right. And then finally, just on pricing, a couple of the competitors out there talked about pricing.

How does pricing - how did you see pricing this quarter, particularly as it related to the legacy device of Cynergy, Triactive, so on and so forth? Thank you for taking my questions.

Tim Baker - Cynosure, Inc. - EVP, CFO, Treasurer

We’re not seeing any kind of price erosion. We’re still seeing strong pricing. Obviously our ASPs continue to hold. Our margin obviously is increasing based on our ASPs.

So we’re seeing that not only on our kind of core products, but also on our new products. So really, our whole flagship product suite is fairly strong in the marketplace and we’re not seeing any kind of overall pricing pressure.

Anthony Patrone - Maxim Group -Analyst

All right, great. Thanks, guys. Congratulations.

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

Thankyou.

Operator

(OPERATOR INSTRUCTIONS). We’ll go next to Isaac Ro, Leerink Swann.

Isaac Ro - Leerink Swann -Analyst

Good morning, guys. Thanks for taking the question.

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FINAL TRANSCRIPT

Aug. 07.2007 / 9:00AM, CYNO - Q2 2007 CYNOSURE INC Earnings Conference Call

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

Hi, Isaac. How are you?

Isaac Ro - Leerink Swann -Analyst

Good. Just regarding some of the products outside of Smartlipo and whatnot, wondering how you would characterize your performance that you’re seeing in Apogee Elite and related hair removal devices.

It looks like Palomar saw a bit of a bit of a sequential dip in their royalty revenues and given the strength that you guys and Cutera reported in the quarter, I’m wondering if these types of products are really taking a backburner relative to the success that you’re seeing with Smartlipo and Affirm?

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

Isaac, to the contrary, I would say that the Apogee Elite has been an outstanding flagship product.

We introduced it in March of 2004 at the American Academy of Dermatology and we believe it’s the premier light-based device for removing hair.

And having the two optimal energy sources in there to treat light and dark skin with one delivery system and a very easy user interface, we’re seeing strong global demand for that product.

And I know we’re spending a fair amount of time talking about Smartlipo and Affirm, but Elite has really been a very strong performer for the Company for the past several quarters and we see that moving forward as well.

Isaac Ro - Leerink Swann -Analyst

Okay, great. It’s-

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

Cynergy is also our workstation for vascular lesions, more to the traditional doctors but also performing extremely well and Affirm and -

Tim Baker - Cynosure, Inc. - EVP, CFO, Treasurer

Yes, as we noted, Isaac, all these new products that we’re bringing in, none of them are cannibalistic to our existing product line.

So we really feel that we filled out kind of a whole product suite for the high volume aesthetic applications. And that’s really what’s generated this additional growth where we’re seeing kind of a faster rate than the overall market.

Isaac Ro - Leerink Swann -Analyst

Okay, great. Thanks very much.

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FINAL TRANSCRIPT

Aug. 07.2007 / 9:00AM, CYNO - Q2 2007 CYNOSURE INC Earnings Conference Call

Tim Baker - Cynosure, Inc. - EVP, CFO, Treasurer

You’re welcome.

Operator

At this time, we have reached the end of the question and answer session. I will now turn the conference back over to Mr. Michael Davin for any additional or closing remarks.

Michael Davin - Cynosure, Inc. - Chairman, President, CEO

Thank you all for joining us this morning. We look forward to keeping you updated on our progress. Have a nice day.

Operator

That does conclude our conference call. Thank you for joining us today. You may now disconnect.

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Exhibit E

Jefferies & Company, Inc.
August 8, 2007

Healthcare
Medical Devices & Diagnostics

United States of America

Cynosure (NASDAQ: CYNO)

2Q Results Were Very Impressive; Increasing PT to $41

Investment Summary

We would be aggressive buyers at current levels. CYNO reported very strong 2Q results, bolstered by revenues from Affirm and Smartlipo shipments. We believe the company's outlook for 2H07 remains very strong with multiple legs of growth.

Company Update
Price Target Change
Estimate Change

Rating:	BUY
Price:	$29.94
Price Target:	$41.00
Previous:	*$38.00*
Bloomberg:	NASDAQ: CYNO

Market Data

52-Week Range:	$39.18-$11.38
Total Entprs. Value (MM):	$309.7
Market Cap. (MM):	$380.2
Insider Ownership:	0.2%
Institutional Ownership:	78.3%
Shares Out. (MM):	12.7
Float (MM):	7.7
Avg. Daily Vol.:	265,594

Financial Summary

Book Value (MM):	$99.9
Book Value/Share:	$7.88
Net Debt (MM):	($70.5)
Long-Term Debt (MM):	$0.9

USD	2005A	2006A	2007E	2008E
Rev. (MM)	55.8	78.4	113.7	142.9
Prev.	--	--	*108.1*	*134.9*
EV/Rev.	5.6x	4.0x	2.7x	2.2x
EPS				
Mar	—	0.12	0.25A	—
Jun	—	0.14	0.33A	—
Prev.	--	--	*0.28*	--
Sep	—	0.16	0.29	—
Prev.	--	--	*0.27*	--
Dec	—	0.21	0.33	—
Prev.	--	--	*0.31*	--
FY Dec	—	**0.63**	**1.21**	**1.57**
Prev. FY	--	--	*1.12*	*1.42*
FY P/E *F/T cash EPS*	NM	47.5x	24.7x	19.1x
Consensus	—	0.63	1.11	1.43

Mark Richter
(212) 284-2031, mark.richter@Jefferies.com

Joshua Jennings, M.D.
(212) 284-2016, joshjennings@Jefferies.com

Event

CYNO reported excellent 2Q results with sales and adjusted EPS of $30.1 million and $0.33 (ex-stock based comp), above our revenue and F/T cash EPS estimates of $27.5 million and $0.28. Orders for the company's Affirm and Smartlipo products were strong and should continue to ramp up throughout 2007.

Key Points

- **2Q results were extremely strong.** CYNO reported impressive results with revenue and adjusted EPS of $30.1 million (+66% YoY) and $0.33 (ex-stock based comp). These results were well above our revenue and F/T cash EPS estimates of $27.5 million and $0.28, and above FC consensus of $26.7 million and $0.27. Gross margin was solid at 63.3% (up 490 basis points YoY), as compared to our estimate of 62.5%. Sales in North America grew ~97% YoY from $9.3 million to $18.3 million, while international revenue grew 55% YoY from $6.3 million to $9.8 million. CYNO currently has ~$71.4 million in cash and no debt (outside of capitalized leases).
- **Smartlipo demand increases & adoption accelerates.** Our channel checks continue to indicate that demand for Smartlipo units is increasing, and we believe this technology is gaining significant traction in the minimally invasive body sculpting market. Mgmt announced on the earnings call that they intend to expand the dedicated Smartlipo/surgical sales force from 10 reps to 15, which we believe indicates better than expected uptake for this minimally invasive procedure. We would highlight that the new 10-watt Smartlipo Workstation reduces treatment times by up to 50%, accelerating demand by increasing throughput, clinical outcomes and ROI (physicians can charge $2,000-$5,000/procedure). We continue to believe that Smartlipo will help CYNO substantially outpace the aesthetic laser industry's growth rate of 20-25%.
- **Affirm update.** Sales of CYNO's Affirm product provided upside in 2Q, as strong global demand for Affirm continues to ramp. CYNO reported that Affirm units are being upgraded & shipped with the 1320nm wavelength Nd: YAG laser (deep-heating laser that causes tissue coagulation & skin tightening). ASP for the fully loaded Affirm is now $165,000, & the 1320nm upgrade is $30,000.
- **Changes to estimates.** We are revising our 2007 revenue and F/T cash EPS estimates from $108.1 million and $1.12 to $113.7 million and $1.21. We are also raising our 2008 estimates from $134.9 million and $1.42 to $142.9 million and $1.57.

Valuation/Risks

We reiterate our **Buy** rating and are increasing our price target from $38 to $41 (based on a 26x multiple to our 2008 F/T cash EPS estimate of $1.57, a premium to its peer group). Sector-specific risks include: competition, reimbursement, and regulatory changes.

Please see important disclosure information on pages 5 - 7 of this report.

Jefferies

(NASDAQ:CYNO)

Other Takeaways

Regulatory approvals in Canada and China should provide upside. In the quarter, CYNO received regulatory clearance to market and sell the Smartlipo Laserbody workstation in Canada and began its U.S launch of the new 10-watt Smartlipo workstation. CYNO also obtained regulatory clearance to market and sell its Elite family of laser workstations in China. We see these approvals as significant additional growth drivers for the company going forward.

International sales were particularly strong. International laser product sales in 2Q rose 55% YoY and accounted for approximately 37% of total worldwide laser revenue. Building upon these strong results, management reiterated its confidence in continuing rapid growth as demand for the company's flagship workstations remains robust.

Distribution deals are on track. Management reported on the call, that the relationships with Eclipse, Depilite, and American Laser Centeres have been meeting expectations. We believe CYNO could expand its agreements with Depilite and American Laser Centers over time (as Depilite operates more than 100 franchises in seven countries throughout North America, Latin America and Europe and American Laser Centers could incorporate more of CYNO's aesthetic workstations). As a reminder, CYNO signed a three-year exclusive distribution agreement with Eclipse Medical to provide a presence in Texas, Oklahoma, Louisiana, and Arkansas for its flagship Smartlipo system. Further, CYNO signed a deal with Depilite Medic Spa as the exclusive provider of the Affirm and Elite workstations in Mexico, Argentina, Columbia, Honduras and Peru. CYNO also has a deal in place with American Laser Centers to be the supplier of CYNO's Affirm workstation to address anti-aging treatments.

Company Description

Cynosure Inc., founded in 1991 and headquartered in Westford, Massachusetts, develops and markets lasers and pulsed light technology for use in medical and cosmetic markets. The company's products are used to treat a variety of conditions including vascular lesions, rosacea, pigmented lesions, acne, hair removal, cellulite, tattoo removal, photo-damaged skin and skin rejuvenation (anti-aging). Cynosure markets its products worldwide through a direct sales force of ~60 people domestically, wholly owned subsidiaries in Spain, France, UK, Germany, and Japan, a joint venture in China, and a network of over 20 third-party distributors covering over 30 countries.

Please see important disclosure information on pages 5 - 7 of this report.
Jefferies & Company, Inc.
Mark Richter , mark.richter@Jefferies.com, (212) 284-2031
Page 2 of 7

(NASDAQ:CYNO)

Jefferies

Mark J. Richter
Managing Director
212.284.2031
mark.richter@jefferies.com

Cynosure Inc.
Quarterly Income Statement
($ in millions, except per share data)

		2005					2006					2007E					
FYE: December	2004	Mar	Jun	Sep	Dec	2005	Mar	Jun	Sep	Dec	2006	Mar	Jun*	SepE	DecE	2007E	2008E
Revenue	$41.6	$11.6	$13.1	$15.0	$16.1	$55.8	$17.1	$18.1	$18.6	$24.6	$78.4	$26.1	$30.1	$27.5	$30.0	$113.7	$142.9
Royalty																	
Cost of Goods Sold	20.5	5.2	5.9	7.1	7.1	25.3	8.0	7.5	7.4	9.9	32.9	9.9	11.1	10.1	10.9	42.0	50.7
Gross Profit	21.2	6.4	7.2	7.9	9.0	30.5	9.1	10.6	11.1	14.7	45.5	16.2	19.1	17.4	19.1	71.7	92.2
Sales & Marketing	12.6	3.8	4.2	4.1	5.1	17.2	5.5	6.1	6.4	8.2	26.2	9.3	9.9	9.1	9.6	37.8	45.7
G&A	4.1	1.2	1.2	1.4	1.3	5.1	2.1	2.0	2.0	1.2	7.4	2.3	2.9	2.6	2.8	10.6	12.9
R&D	3.2	0.9	0.9	0.8	0.9	3.4	1.2	1.0	1.2	2.8	6.2	1.7	1.8	1.8	1.9	7.2	8.9
Stock-based comp	-	-	-	-	0.1	0.1	0.5	0.3	10.0	0.9	11.7	1.4	1.4	1.4	1.4	5.6	6.0
Operating Income	1.2	0.5	0.9	1.6	1.7	4.7	0.3	1.4	(8.5)	2.5	(6.0)	2.9	4.5	3.9	4.9	16.2	24.7
Interest Expense / (Income)	(3.9)	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)	(0.8)	(0.7)	(0.7)	(0.5)	(2.7)	(0.5)	(0.6)	(0.7)	(0.8)	(2.6)	(3.5)
Other	-	-	-	-	-	-	-	(0.3)	(0.2)	(0.3)	-	(0.1)	(0.0)	-	-	-	-
Pre-tax Income	5.1	0.5	1.0	1.6	1.7	4.9	1.1	2.4	(7.6)	3.3	(3.3)	3.4	5.1	4.6	5.7	18.8	28.2
Taxes	(0.2)	0.2	0.4	0.5	(0.8)	0.3	0.4	0.9	(3.4)	1.8	(0.3)	1.3	2.4	1.7	2.2	7.6	10.8
Net Income	5.3	0.3	0.6	1.1	2.5	4.6	0.6	1.5	(4.2)	1.5	(3.1)	2.1	2.7	2.9	3.5	11.2	17.4
Minority Interest	-	-	-	0.0	0.0	-	0.0	-	0.0	-	-	-	-	-	-	-	-
Special Items, net of tax	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Income to Common (as reported)	5.3	0.3	0.6	1.1	2.5	4.6	0.6	1.4	(4.2)	1.5	(3.1)	2.1	2.7	2.9	3.5	11.2	17.4
Fully-Taxed Cash Net Income	-	0.3	0.6	1.1	1.3	3.3	1.5	1.6	1.9	2.5	7.6	3.1	4.2	3.8	4.4	15.4	21.1
Fully-Diluted Shares Outstanding	-	-	-	-	8.8	-	12.2	12.1	11.1	12.2	11.9	12.4	12.7	12.9	13.1	12.8	13.4
GAAP EPS (as reported)	-	-	-	-	0.29	-	0.05	0.12	(0.38)	0.13	(0.26)	0.17	0.21	0.23	0.27	0.88	1.30
F/T Cash EPS (ex stock-based comp)	-	-	-	-	0.15	-	0.12	0.14	0.16	0.21	0.63	0.25	0.33	0.29	0.33	1.21	1.57
Margin Analysis																	
Gross Margin	50.8%	55.1%	55.0%	52.7%	55.9%	54.7%	53.1%	58.4%	59.9%	59.7%	58.0%	62.0%	63.3%	63.4%	63.6%	63.1%	64.5%
Sales & Marketing	30.3%	33.1%	32.3%	27.5%	31.3%	30.9%	31.8%	33.9%	34.3%	33.5%	33.4%	35.5%	32.8%	33.0%	32.0%	33.3%	32.0%
G&A	9.8%	10.3%	8.8%	9.3%	8.1%	9.1%	12.5%	11.2%	11.0%	5.0%	9.5%	8.8%	9.7%	9.5%	9.2%	9.3%	9.0%
R&D	7.8%	7.4%	6.6%	5.3%	5.3%	6.1%	7.1%	5.7%	6.5%	11.2%	7.9%	6.6%	5.9%	6.6%	6.2%	6.3%	6.2%
Operating Margin	2.9%	4.3%	7.2%	10.6%	10.6%	8.5%	1.7%	7.6%	-45.8%	10.0%	-7.7%	11.0%	14.9%	14.3%	16.2%	14.2%	17.3%
Tax Rate	NM	39.0%	39.0%	33.4%	NM	6.4%	40.5%	38.5%	NM	NM	NM	38.4%	47.0%	37.0%	38.4%	40.4%	38.4%
Percentage Change (%YoY)																	
Revenue	54.4%	55.3%	11.6%	46.5%	32.0%	34.0%	47.7%	38.9%	23.7%	52.3%	40.5%	52.2%	66.2%	48.1%	22.2%	45.0%	25.7%
Sales & Marketing	44.3%	31.3%	46.4%	41.8%	29.4%	36.6%	41.9%	45.9%	54.5%	62.8%	52.0%	69.7%	60.6%	42.3%	16.7%	44.3%	20.9%
G&A	7.9%	35.5%	9.0%	20.3%	32.9%	23.7%	80.3%	76.1%	45.6%	-7.3%	47.0%	6.9%	44.4%	27.9%	126.9%	42.6%	21.3%
R&D	29.6%	17.1%	28.3%	-0.6%	-16.9%	4.2%	40.1%	20.1%	52.4%	221.3%	83.9%	42.5%	70.1%	50.2%	-32.5%	15.4%	23.7%
Operating Income	NM	NM	NM	NM	NM	NM	NM	46.1%	NM	43.8%	NM	NM	227.4%	NM	97.7%	NM	53.0%
GAAP EPS	NM	NM	NM	NM	NM	NM	NM	NM	NM	-56.2%	NM	233%	80%	NM	111.8%	NM	47.9%
F/T Cash EPS	NM	NM	NM	NM	NM	NM	NM	NM	NM	41.6%	NM	100%	138%	84%	61.6%	92%	30.3%

Source: Company data, Jefferies & Company, Inc.
* Includes a one-time charge of $700,000 related to a reconciliation of a tax deduction taken in 2003.

Please see important disclosure information on pages 5 - 7 of this report.
Mark Richter , mark.richter@Jefferies.com, (212) 284-2031
Jefferies & Company, Inc.
Page 3 of 7

(NASDAQ:CYNO)

Jefferies

Mark J. Richter
Managing Director
212.284.2031
mark.richter@jefferies.com

Cynosure Inc.
Revenue Model
($ in millions, except per share data)

		2005					2006					2007E					
FYE: December	2004	Mar	Jun	Sep	Dec	2005	Mar	Jun	Sep	Dec	2006	Mar	Jun	SepE	DecE	2007E	2008E
Revenue																	
North America	$13.3	$4.9	$5.9	$9.1	$7.3	$27.2	$8.7	$9.3	$9.4	$12.2	$39.6	$14.2	$17.0	$15.1	$17.0	$63.3	$79.5
International	14.0	4.0	4.4	3.5	6.0	17.9	5.6	6.3	6.8	9.6	28.3	8.9	10.1	9.6	10.2	38.8	48.7
Service	6.8	1.8	1.8	1.8	2.1	7.6	2.2	2.2	2.1	2.7	9.2	2.9	2.8	2.5	2.7	11.0	13.1
Surgical/Other	7.5	0.9	1.0	0.6	0.7	3.2	0.6	0.3	0.3	0.1	1.3	0.1	0.2	0.2	0.2	0.7	1.6
Total	41.6	11.6	13.1	15.0	16.1	55.8	17.1	18.1	18.6	24.6	78.4	26.1	30.1	27.5	30.0	113.7	142.9
% Breakdown																	
North America	32.1%	42.1%	45.2%	60.7%	45.2%	48.7%	50.8%	51.3%	50.8%	49.6%	50.5%	54.6%	56.5%	55.1%	56.5%	55.7%	55.6%
International	33.7%	34.1%	33.8%	23.3%	37.2%	32.0%	32.8%	34.7%	36.4%	39.1%	36.1%	34.1%	33.6%	34.9%	33.9%	34.1%	34.1%
Service	16.3%	15.9%	13.7%	12.0%	13.3%	13.6%	12.8%	12.1%	11.2%	11.0%	11.7%	11.1%	9.3%	9.3%	9.0%	9.6%	9.2%
Surgical/Other	18.0%	7.9%	7.3%	4.0%	4.3%	5.7%	3.6%	1.7%	1.6%	0.3%	1.7%	0.2%	0.7%	0.7%	0.7%	0.6%	1.1%
% YoY Revenue Growth																	
North America	93.5%	136.8%	72.2%	172.6%	61.4%	103.6%	78.0%	57.8%	3.6%	67.1%	45.8%	63.6%	60.0%	60.5%	39.0%	59.8%	25.5%
International	17.3%	44.0%	28.0%	-4.3%	44.3%	27.5%	42.0%	42.9%	93.0%	60.0%	58.3%	58.3%	56.0%	42.0%	6.0%	37.1%	25.7%
Service	20.4%	14.5%	6.8%	5.8%	19.1%	11.7%	19.3%	22.7%	15.1%	26.3%	21.1%	31.8%	16.0%	23.0%	0.0%	19.4%	20.0%
Surgical/Other	201.7%	-12.7%	-69.6%	-61.0%	-59.9%	-57.6%	-32.4%	-68.7%	-50.0%	-89.7%	-59.3%	-90.9%	-33.3%	-33.3%	178.7%	-49.3%	143.5%
Total	54.4%	55.3%	11.6%	46.5%	32.0%	34.0%	47.7%	38.9%	23.7%	52.3%	40.5%	52.2%	66.0%	48.1%	22.2%	45.0%	25.7%

Source: Company data, Jefferies & Company, Inc.

Please see important disclosure information on pages 5 - 7 of this report.
Mark Richter , mark.richter@Jefferies.com, (212) 284-2031
Jefferies & Company, Inc.
Page 4 of 7

(NASDAQ:CYNO)

ANALYST CERTIFICATIONS

I, Mark Richter, certify that all of the views expressed in this research report accurately reflect my personal views about the subject security(ies) and subject company(ies). I also certify that no part of my compensation was, is, or will be, directly or indirectly, related to the specific recommendations or views expressed in this research report.

I, Joshua Jennings, M.D., certify that all of the views expressed in this research report accurately reflect my personal views about the subject security(ies) and subject company(ies). I also certify that no part of my compensation was, is, or will be, directly or indirectly, related to the specific recommendations or views expressed in this research report.

Important Disclosures

As is the case with all Jefferies employees, the analyst(s) responsible for the coverage of the financial instruments discussed in this report receive compensation based in part on the overall performance of the firm, including investment banking income. We seek to update our research as appropriate, but various regulations may prevent us from doing so. Aside from certain industry reports published on a periodic basis, the large majority of reports are published at irregular intervals as appropriate in the analyst's judgement.

Jefferies makes a market in Cynosure, Inc.

Meanings of Jefferies & Company, Inc, Ratings

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Our focus on mid-capitalization and growth companies implies that many of the companies we cover are typically more volatile than the overall stock market, which can be amplified for companies with an average stock price consistently below $10. For companies in this category only, the expected total return (price appreciation plus yield) for Buy rated stocks is 20% or more within a 12-month period. For Hold rated stocks with an average stock price consistently below $10, the expected total return (price appreciation plus yield) is plus or minus 20% within a 12-month period. For Underperform rated stocks with an average stock price consistently below $10, the expected total return (price appreciation plus yield) is minus 20% within a 12-month period.

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Jefferies & Company, Inc.
Mark Richter , mark.richter@Jefferies.com, (212) 284-2031
Page 5 of 7

(NASDAQ:CYNO)

financial projections or opinions on the investment merits of the company are provided.

Valuation Methodology

Jefferies' methodology for assigning ratings may include the following: market capitalization, maturity, growth/value, volatility and expected total return over the next 12 months. The price targets are based on several methodologies, which may include, but are not restricted to, analyses of market risk, growth rate, revenue stream, discounted cash flow (DCF), EBITDA, EPS, cash flow (CF), free cash flow (FCF), EV/EBITDA, P/E, PE/growth, P/CF, P/FCF, premium (discount)/average group EV/EBITDA, premium (discount)/average group P/E, sum of the parts, net asset value, dividend returns, and return on equity (ROE) over the next 12 months.

Risk which may impede the achievement of our Price Target

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Rating and Price Target History for: Cynosure, Inc. (CYNO) as of 08-07-2007
01/18/06 I:B:$25
02/15/06 B:$26
02/13/07 B:$30
03/28/07 B:$34
05/02/07 B:$38
40
32
24
16
8
0
Q3
2005
Q1
Q2
Q3
2006
Q1
Q2
Q3
2007
Q1
Q2
Created by BlueMatrix

Distribution of Ratings

Rating	Count	Percent	IB Serv./Past 12 Mos. Count	IB Serv./Past 12 Mos. Percent
BUY [BUY/SB]	443	54.69	55	12.42
HOLD [HOLD]	336	41.48	30	8.93
SELL [UNPF/SU]	31	3.83	4	12.90

OTHER DISCLOSURES

This material has been prepared by Jefferies & Company, Inc. a U.S.-registered broker-dealer, employing appropriate expertise, and in the belief that it is fair and not misleading. The information upon which this material is based was obtained from sources believed to be reliable, but has not been independently verified, therefore, we do not guarantee its accuracy. Additional and supporting information is available upon request. This is not an offer or solicitation of an

Please see important disclosure information on pages 5 - 7 of this report.
Mark Richter , mark.richter@Jefferies.com, (212) 284-2031
Jefferies & Company, Inc.
Page 6 of 7

(NASDAQ:CYNO)

offer to buy or sell any security or investment. Any opinion or estimates constitute our best judgment as of this date, and are subject to change without notice. Jefferies & Company, Inc. and Jefferies International Limited and their affiliates and their respective directors, officers and employees may buy or sell securities mentioned herein as agent or principal for their own account.

Additional information for UK and Canadian investors

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© 2007 Jefferies & Company, Inc,

Please see important disclosure information on pages 5 - 7 of this report. Jefferies & Company, Inc.
Mark Richter , mark.richter@Jefferies.com, (212) 284-2031
Page 7 of 7

North America | United States
Health Care Supplies | Medical Supplies & Technology

Company In-Depth

8 August 2007 | 14 pages

Cynosure Inc (CYNO)

High Expectations Melt a Strong Quarter

Rating change
Target price change
Estimate change

- **Conclusions** — For the 2nd straight quarter, CYNO delivered a strong quarter, but expectations were apparently even higher as the stock declined over 7%.
- **The Upside Was Even Larger In Q2** — Sales of $30MM (+66%) were $4MM above the street and EPS of $0.21 (+80%) was $0.02 ahead and would have reached $0.25 if not for a one-time tax adjustment.
- **Product Upgrades Should Drive H2** — Results are still being driven by Smartlipo and Affirm, which should see continued strength in H2 behind recent product upgrades. CYNO also launched higher-priced disposable lens that's only compatible with the Affirm upgrade.
- **Raising Estimates** — We are raising our 2007 sales estimate by $10MM to $120MM (+52%) and EPS by $0.05, to $0.95. We are also increasing our 2008 revenues to $145MM from $127MM and EPS by $0.25 to $1.44.
- **Recommendation(s)** — With these upward estimate revisions, we now arrive at a target price of $35, up from $32. While this does represent an attractive 17% return, it is not enough to justify a Buy rating based on our High risk profile.

Hold/High Risk	2H
Price (07 Aug 07)	US$29.94
Target price	US$35.00
from US$32.00	
Expected share price return	16.9%
Expected dividend yield	0.0%
Expected total return	**16.9%**
Market Cap	US$350M

Price Performance (RIC: CYNO.O, BB: CYNO US)

USD
35
30
25
20
15
10
29 Sep
29 Dec
30 Mar
29 Jun

See Appendix A-1 for Analyst Certification and important disclosures.

EPS	Q1	Q2	Q3	Q4	FY	FC Cons
2006A	0.11A	0.12A	0.12A	0.13A	0.47A	0.63A
2007E	0.17A	0.21A	0.26E	0.30E	0.95E	1.11E
Previous	0.17A	0.19E	0.24E	0.29E	0.89E	na
2008E	na	na	na	na	1.44E	1.43E
Previous	na	na	na	na	1.19E	na
2009E	na	na	na	na	1.58E	1.90E
Previous	na	na	na	na	1.46E	na

Source: Powered by dataCentral. FC Cons: First Call Consensus.

Matthew J Dodds
+1-212-816-6928
matthew.dodds@citi.com

Adeyemi A Ogunkoya MD
adeyemi.ogunkoya@citi.com

Citigroup Research is a division of Citigroup Global Markets Inc. (the "Firm"), which does and seeks to do business with companies covered in its research reports. As a result, investors should be aware that the Firm may have a conflict of interest that could affect the objectivity of this report. Investors should consider this report as only a single factor in making their investment decision. Non-US research analysts who have prepared this report are not registered/qualified as research analysts with the NYSE and/or NASD. Such research analysts may not be associated persons of the member organization and therefore may not be subject to the NYSE Rule 472 and NASD Rule 2711 restrictions on communications with a subject company, public appearances and trading securities held by a research analyst account.

Citigroup Global Markets | Equity Research

Cynosure Inc (CYNO)
8 August 2007

Fiscal year end 31-Dec	2005	2006	2007E	2008E	2009E
Valuation Ratios					
P/E adjusted (x)	72.6	63.5	31.6	20.7	18.9
EV/EBITDA adjusted (x)	46.3	31.6	14.6	9.7	7.6
P/BV (x)	2.1	2.2	3.6	2.9	2.4
Dividend yield (%)	0.0	0.0	0.0	0.0	0.0
Per Share Data (US$)					
EPS adjusted	0.41	0.47	0.95	1.44	1.58
EPS reported	0.54	-0.06	0.95	1.44	1.58
BVPS	14.59	13.79	8.36	10.31	12.26
DPS	0.00	0.00	0.00	0.00	0.00
Profit & Loss (US$M)					
Net sales	56	78	119	145	164
Operating expenses	-51	-72	-102	-118	-132
EBIT	**5**	**7**	**17**	**26**	**32**
Net interest expense	0	3	3	3	3
Non-operating/exceptionals	1	-5	0	0	0
Pre-tax profit	**6**	**4**	**20**	**30**	**34**
Tax	-2	-4	-8	-11	-14
Extraord./Min.Int./Pref.div.	0	0	0	0	0
Reported net income	**4**	**-1**	**12**	**18**	**20**
Adjusted earnings	3	6	12	18	20
Adjusted EBITDA	7	9	20	29	34
Growth Rates (%)					
Sales	35.1	39.3	52.4	21.0	13.1
EBIT adjusted	317.8	33.4	158.5	51.4	19.9
EBITDA adjusted	169.5	34.2	116.8	45.2	18.2
EPS adjusted	-55.0	14.3	101.0	52.5	9.7
Cash Flow (US$M)					
Operating cash flow	**-1**	**-4**	**10**	**17**	**21**
Depreciation/amortization	2	2	2	2	2
Net working capital	-6	-7	-7	-6	-4
Investing cash flow	**-2**	**-47**	**37**	**-3**	**-3**
Capital expenditure	-3	-3	-3	-4	-4
Acquisitions/disposals	0	0	0	0	0
Financing cash flow	**64**	**0**	**2**	**3**	**4**
Borrowings	0	0	0	0	0
Dividends paid	0	0	0	0	0
Change in cash	**61**	**-51**	**48**	**17**	**22**
Balance Sheet (US$M)					
Total assets	**100**	**110**	**126**	**152**	**181**
Cash & cash equivalent	65	57	62	79	101
Accounts receivable	14	20	30	35	39
Net fixed assets	4	6	7	9	10
Total liabilities	**17**	**24**	**34**	**39**	**47**
Accounts payable	4	6	9	10	10
Total Debt	0	0	0	0	0
Shareholders' funds	**83**	**86**	**92**	**113**	**135**
Profitability/Solvency Ratios (%)					
EBITDA margin adjusted	12.1	11.7	16.6	19.9	20.8
ROE adjusted	6.5	6.8	13.5	18.0	16.4
ROIC adjusted	19.8	7.9	26.9	39.0	40.9
Net debt to equity	-77.3	-66.5	-67.7	-69.7	-74.8
Total debt to capital	0.2	0.2	0.0	0.0	0.0

For further data queries on Citigroup's full coverage universe please contact CIR Data Services Americas at CIRDataServicesAmericas@citigroup.com or +1-212-816-5336

Powered by: dataCentral

2 Citigroup Global Markets | Equity Research

Cynosure Inc (CYNO)
8 August 2007

Getting A Full Body Makeover

Cynosure's exceptional performance in Q2 continues to stand out from its peers and was again driven by the one-two punch of Smartlipo and Affirm. Q2 sales growth of +66% appears to be 3x the overall aesthetic laser market growth rate and total sales of $30MM beat the street by nearly $4MM. North American growth of 78% appears to be driven by both the company's sales force expansion and product upgrades along with the strong competitive position of Smartlipo and Affirm. The 10 "surgical" sales reps hired during Q1 are starting to contribute to revenues, while upgrades to Affirm and Smartlipo provide another revenue source from its installed base and command a premium to the rest of the market.

The company didn't lose much leverage in the income statement as EPS of $0.21 beat our estimates by $0.02 and could have delivered quite a bit more (see below). The GM of 63.3% was in line with our estimates including a 3% impact from PMTI royalties. R&D and SG&A were 60bp and 130bp below our estimates which reflects the stronger than expected revenues. However, the company incurred a one-time tax charge related to bad debt. Excluding this charge and normalizing the tax rate to 39% raises the EPS by $0.04 to $0.25.

For the second straight quarter, Cynosure's stock did not react in line with the results as it fell over 7%. This would strongly suggest that expectations have gotten ahead of the stock, especially given the company's relatively lofty valuation vs. its aesthetic laser peers.

In H2:07, Cynosure should benefit from an up tick in revenue and GM driven by strong acceptance of new products and upgrades. In addition, the 10 person surgical sales force will be operating at full steam and will contribute more to revenues. Hence, we are making large increases to both our sales and EPS forecasts going forward. Specifically, for EPS, we are raising 2007 but $0.06, to $0.05 and 2008 by $0.25, to $1.44. These increases also bump up our target price from $32 to $35 using the same valuation metrics. While this does represent a very attractive 17% return from current levels, it is not enough to justify an upgrade based on the High Risk rating.

Smartlipo tones up performance

Revenues of $30MM (+66%) were nearly $4MM above the street. As seen in the table below, the company grew at nearly 3x the market rate in Q2. Much of the upside came from North American Laser Sales, which at $16.3MM, beat our estimates by $2MM. Even though management did not provide specifics, they did indicate that three factors contributed to the upside this quarter: 1) Upgrades to Smartlipo and Affirm platforms; 2) Contribution from the new 10-man surgical sales force and 3) strong acceptance of its other products.

In June, the company rolled out the 10-watt version of Smartlipo. This is a higher-powered version of the 6-watt device and essentially cuts procedure time in half. As a result, the company now offers a triple offering with 6-watt, 10-watt, and upgrade options for current customers with the 6-watt machine looking for an upgrade. The 10-watt version goes for $119K, roughly a 25% premium to the $95K 6-watt machine. Physicians with the 6-watt machine can make an upgrade for $30K.

3 Citigroup Global Markets | Equity Research

Cynosure Inc (CYNO)
8 August 2007

Our understanding is that most of the revenues in Q2 were from new shipments because it takes less time to ship a new machine than to get a technician to install the upgrade in the clinic. However, the new shipments weren't the only source of upside. Cynosure hired 10 new sales reps to make up their surgical sales team during. It also appears now that some reps hired earlier in the quarter are now making some contribution to revenues.

Smartlipo will continue to benefit from being the only laser-treatment in the liposuction space. The fact that it went through FDA approval and requires a "license" to operate should increase its "clout" in this space. In addition, even though most of Q2 revenues came from new shipments, we should see some incremental revenue from its installed base as physicians upgrade to the 10-watt device. Lastly, the new sales reps were hired in Q1, so we would expect them to operate at their full potential later during the year.

Figure 1. Aesthetic Laser Market Revenues ($MM) and Growth

	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q4-06	Q1-07	Q2-07E	Q3-07E	Q4-07E
Sales												
Candela	35	39	28	38	42	41	31	37	39	40	38	42
Cutera	15	18	19	24	21	24	25	30	23	24	27	34
Cynosure	12	13	15	16	17	18	19	25	26	30	28	29
Palomar	16	17	18	20	20	22	24	27	27	28	28	31
Syneron	19	20	25	28	24	28	31	35	32	38	36	40
Thermage	11	12	9	9	12	15	13	15	15	17	16	19
Other	53	58	63	66	69	76	82	86	91	100	108	113
Total	**160**	**176**	**177**	**201**	**205**	**223**	**224**	**255**	**254**	**277**	**281**	**308**
Growth												
Candela	25%	13%	25%	34%	22%	7%	11%	-1%	-9%	-3%	22%	13%
Cutera	31%	43%	49%	49%	37%	39%	32%	27%	12%	-2%	8%	12%
Cynosure	65%	10%	47%	32%	39%	41%	23%	53%	52%	66%	49%	17%
Palomar	60%	39%	40%	34%	30%	28%	32%	31%	34%	31%	18%	15%
Syneron	53%	51%	65%	57%	28%	37%	23%	27%	36%	36%	18%	15%
Thermage	-10%	-15%	-32%	-21%	12%	25%	47%	59%	23%	19%	25%	27%
Other	33%	28%	32%	30%	30%	30%	30%	30%	32%	32%	32%	32%
Total	**28%**	**18%**	**37%**	**32%**	**28%**	**27%**	**27%**	**27%**	**23%**	**24%**	**26%**	**21%**

Source: Citigroup Investment Research

In June, the company also added a 1320nm source to the Affirm device that targets deeper layers of collagen. Like Smartlipo, most of the upside in Affirm sales was due to new shipments rather than upgrades. However, the "deep-heating" add-on also comes with a higher-priced lens array. Before, Affirm only came with a 10mm lens array that was good for 6 facial treatments. However, the "deep-heating" add-on is only compatible with a 14mm lens array that has a 50% premium to the 10mm disposable. For H207, we expect continued acceptance of Affirm with some benefit from upgrades, increased shipment of the device with the 1320nm, as well as the premium disposable revenue stream.

Looking below the top line, GM of 63.3% to sales was roughly in line with our estimates. However, the company seemed to get some leverage through SG&A as there was 130bp of upside compared to our estimates. R&D of $1.8MM provided another 60bp of upside. As a result, operating margins exceeded our estimates by 180bp. In addition, a one-time tax charge obscured an additional $0.04 of upside, but EPS of $0.21 beat our estimate by $0.02 and would have beaten the street had most analysts included option expense.

4 Citigroup Global Markets | Equity Research

Cynosure Inc (CYNO)
8 August 2007

Figure 2. Cynosure Q2:07 P&L Breakdown ($MM)

	Q2:07A	Q2:07E	Var.	Q2:06A	% Chg.*
Revenue	$30.1	$26.9	$3.2	$18.1	66%
Gross Profit	$19.1	$17.1	$2.0	$10.6	80%
% GM	63.3%	63.5%	0%	58.4%	8%
R&D	1.8	1.8	0.0	1.0	70%
% R&D	5.9%	6.5%	-1%	5.7%	2%
SG&A	12.8	11.8	1.0	8.2	57%
% SG&A	42.5%	43.8%	-1%	45.1%	(6%)
Operating Income	4.5	3.5	1.0	1.4	227%
% OM	14.9%	13.1%	1.8%	7.6%	
Interest	(0.6)	(0.5)	(0.1)	(0.7)	
Other	(0.0)	0.0	(0.0)	(0.3)	
Taxes	2.4	1.6	0.8	0.9	
% Tax Rate	47.0%	39.5%	7%	38.5%	
Diluted Shares	13	12	0	12	
Pro-Forma EPS	$0.21	$0.19	$0.02	$0.12	80%

Source: Citigroup Investment Research

Moving Estimates Up

Even though management did not provide revenue guidance for the remainder of 2007, we are raising our estimates to account for the strength in product sales. Smartlipo and Affirm are still in their growth phase and the product upgrades should command a higher premium and GM. In addition, we should see more contribution from the new sales hires during 2H 2007. For this reason, we are raising our 2007 Revenues by $9MM to $119MM.

Looking below the top line, GM of 63.3 is closely approaching the 65% company target. We believe that the company will be able to hit this goal by Q4, when it hits 65.2%. We expect this to be driven by the higher-margin products and their even higher-priced upgrades. We expect a slight decrease in the SG&A during Q3 which will driven by the reps hired later in Q1 getting up to speed. It roughly takes 6-9 months for a sales rep to get up to speed. However, the Q2 performance indicates that the sales reps are contributing faster than expected. We expect this trend to continue in Q3. The SG&A will then slightly rebound in Q4 to reflect the 5 new hires that the company will add to the surgical sales team.

Lastly, the tax should stay close to 38%, provided that the company doesn't incur any further one-time IRS charges. Putting this together will increase Q3 and Q4 EPS by $0.02 and $0.01 to $0.26 and $0.30, respectively. In addition, we are expecting further GM expansion in 2008 and are raising our estimate by $0.25 to $1.44.

5 Citigroup Global Markets | Equity Research

Cynosure Inc (CYNO)
8 August 2007

Figure 3. Estimated Quarterly Revenue ($MM)

	Year Ending December 2006					Year Ending December 2007					Year Ending December 2008				
	Q1	Q2	Q3	Q4	Year	Q1	Q2E	Q3E	Q4E	Year	Q1E	Q2E	Q3E	Q4E	Year
North America Laser Sales (000's)															
Total Cynosure NA Lasers	**8.8**	**9.2**	**9.4**	**12.2**	**39.6**	**14.2**	**16.7**	**16.9**	**18.8**	**66.6**	**20.2**	**19.7**	**20.4**	**20.7**	**81.0**
% Chg.	57%	53%	17%	68%	47%	62%	82%	80%	53%	68%	42%	18%	21%	10%	22%
Total International Lasers	**5.6**	**6.0**	**6.8**	**9.6**	**28.1**	**8.7**	**9.8**	**9.8**	**10.1**	**38.4**	**10.7**	**11.5**	**11.7**	**12.2**	**46.1**
% Chg.	42%	51%	70%	62%	57%	55%	62%	45%	5%	37%	23%	17%	19%	21%	20%
Total Lasers	**14.4**	**15.2**	**16.1**	**21.9**	**67.6**	**23**	**27**	**27**	**29**	**105.0**	**31**	**31**	**32**	**33**	**127.1**
% North America	61%	60%	58%	56%	59%	62%	63%	63%	65%	63%	65%	63%	64%	63%	64%
% International	39%	40%	42%	44%	41%	38%	37%	37%	35%	37%	35%	37%	36%	37%	36%
Total Customer Service/Other	**2.7**	**2.9**	**2.4**	**2.7**	**10.8**	**3.1**	**3.6**	**3.7**	**4.0**	**14.5**	**3.8**	**4.2**	**4.6**	**5.0**	**17.5**
% Chg.	49%	53%	34%	42%	45%	14%	24%	54%	49%	35%	21%	15%	23%	23%	21%
Total Surgical/Other	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
% Chg.															
Total WW sales	**$17.1**	**$18.1**	**$18.6**	**$24.6**	**78.4**	**$26.1**	**$30.1**	**$30.4**	**$32.9**	**119.5**	**$34.7**	**$35.3**	**$36.6**	**$37.9**	**144.6**
% Chg.	39%	41%	23%	53%	39%	52%	66%	64%	34%	52%	33%	17%	21%	15%	21%

Source: Company Reports and CIR Estimates

6 Citigroup Global Markets | Equity Research

Cynosure Inc (CYNO)
8 August 2007

Figure 4. Estimated Quarterly Profit and Loss Statement ($MM)

	Year Ending December 2006					Year Ending December 2007					Year Ending December 2008				
	Q1*	Q2	Q3	Q4	Year	Q1	Q2	Q3E	Q4E	Year	Q1E	Q2E	Q3E	Q4E	Year
Revenue	**$17.1**	**$18.1**	**$18.6**	**$24.6**	**$78.4**	**$26.1**	**$30.1**	**$30.4**	**$32.9**	**$119**	**$34.7**	**$35.3**	**$36.6**	**$37.9**	**$144.6**
Cost of Goods Sold	7.4	7.5	7.4	9.9	32.3	9.9	11.1	11.0	11.5	43.4	12.0	12.0	12.5	12.7	49.3
Gross Profit	**9.8**	**10.6**	**11.1**	**14.7**	**46.1**	**16.2**	**19.1**	**19.4**	**21.4**	**76.1**	**22.7**	**23.3**	**24.1**	**25.2**	**95.3**
R&D	1.2	1.0	1.2	1.2	4.7	1.7	1.8	1.9	2.1	7.5	2.1	2.1	2.1	2.2	8.5
SG&A	7.1	8.2	8.4	11.0	34.7	11.6	12.8	12.9	13.9	51.2	14.6	14.8	15.3	15.7	60.4
Operating Income	**1.4**	**1.4**	**1.5**	**2.5**	**6.7**	**2.9**	**4.5**	**4.7**	**5.4**	**17.5**	**6.0**	**6.4**	**6.7**	**7.3**	**26.4**
Interest	(0.7)	(0.7)	(0.7)	(0.5)	(2.6)	(0.5)	(0.6)	(0.7)	(0.7)	(2.5)	(0.8)	(0.8)	(0.9)	(0.9)	(3.4)
Other	(0.1)	(0.3)	(0.2)	(0.3)	(0.9)	(0.1)	(0.0)	0.0	0.0	(0.1)	0.0	0.0	0.0	0.0	0.0
Pretax Income	**2.2**	**2.4**	**2.4**	**3.3**	**10.3**	**3.4**	**5.1**	**5.4**	**6.1**	**20.0**	**6.8**	**7.2**	**7.6**	**8.2**	**29.8**
Taxes	0.9	0.9	0.9	1.8	4.5	1.3	2.4	2.0	2.3	8.1	2.6	2.7	2.9	3.1	11.3
Net Income	**1.31**	**1.4**	**1.4**	**1.5**	**5.7**	**2.1**	**2.7**	**3.3**	**3.8**	**12.0**	**4.2**	**4.5**	**4.7**	**5.1**	**18.5**
Diluted Shares (MM)	12.2	12.1	12.0	12.2	12.1	12.4	12.7	12.7	12.7	12.6	12.8	12.8	12.8	12.8	12.8
Pro Forma EPS	**$0.11**	**$0.12**	**$0.12**	**$0.13**	**$0.47**	**$0.17**	**$0.21**	**$0.26**	**$0.30**	**$0.95**	**$0.33**	**$0.35**	**$0.37**	**$0.40**	**$1.44**
GAAP EPS	$0.05		($0.38)												
Margin Analysis															
Gross Profit	57.0%	58.4%	59.9%	59.7%	58.9%	62.0%	63.3%	64.0%	65.2%	63.7%	65.3%	66.0%	65.8%	66.5%	65.9%
R&D	7.1%	5.7%	6.5%	5.0%	6.0%	6.6%	5.9%	6.3%	6.3%	6.3%	6.1%	6.0%	5.8%	5.7%	5.9%
SG&A	41.7%	45.1%	45.3%	44.7%	44.3%	44.3%	42.5%	42.3%	42.4%	42.8%	42.0%	41.8%	41.7%	41.5%	41.7%
Operating Income	8.3%	7.6%	8.1%	10.0%	8.6%	11.0%	14.9%	15.4%	16.5%	14.6%	17.2%	18.2%	18.3%	19.3%	18.3%
Pretax Income	12.9%	13.1%	12.9%	13.4%	13.1%	13.2%	17.0%	17.7%	18.6%	16.8%	19.5%	20.5%	20.8%	21.7%	20.6%
Net Income	7.6%	7.9%	7.8%	6.2%	7.3%	8.1%	9.0%	11.0%	11.5%	10.0%	12.1%	12.7%	12.9%	13.4%	12.8%
Tax Rate	40.0%	38.5%	39.5%	39.5%	43.8%	38.4%	47.0%	38.0%	38.0%	40.4%	38.0%	38.0%	38.0%	38.0%	38.0%
Growth Analysis															
Total Revenue	40%	41%	23%	52%	39%	52%	66%	64%	34%	52%	33%	17%	21%	15%	21%
Gross Profit	50%	52%	39%	63%	52%	65%	80%	75%	46%	65%	40%	22%	24%	18%	25%
R&D	40%	57%	52%	42%	47%	43%	70%	59%	70%	60%	23%	20%	11%	4%	14%
SG&A	41%	53%	55%	72%	56%	62%	57%	53%	27%	47%	26%	15%	19%	13%	18%
Operating Income	147%	44%	-14%	37%	33%	102%	227%	213%	120%	159%	108%	43%	44%	35%	51%
Pretax Income	293%	242%	38%	83%	115%	56%	115%	125%	86%	95%	97%	41%	42%	34%	49%
Net Income	295%	219%	31%	20%	81%	62%	88%	131%	148%	109%	98%	65%	42%	34%	55%
Pro Forma EPS	134%	90%	-20%	-13%	14%	59%	80%	119%	138%	101%	92%	64%	40%	33%	52%

Source: Company Reports and CIR Estimates

7 Citigroup Global Markets | Equity Research

Cynosure Inc (CYNO)
8 August 2007

Figure 5. Estimated Annual Revenue Model ($MM)

	2005	2006	2007E	2008E	2009E	2010E	2011E	2007-11E CAGR
North America Laser Sales (000's)								
Total Cynosure NA Lasers	26.9	39.6	66.6	81.0	93.4	100.2	105.7	12%
growth	101%	47%	68%	22%	15%	7%	5%	
International Laser sales (000's)								
Total International Lasers	17.9	28.1	38.4	46.1	48.6	55.9	57.0	10%
growth	28%	57%	37%	20%	5%	15%	2%	
Total Laser Revenue	44.8	67.6	105.0	127.1	142.1	156.1	162.7	12%
% North America	60%	59%	63%	64%	66%	64%	65%	
% International	40%	41%	37%	36%	34%	36%	35%	
Total Customer Service	7.4	10.8	14.5	17.5	21.5	26.5	32.6	22%
growth	10%	45%	35%	21%	23%	23%	23%	
Total Surgical Other	4.0	0.0	0.0	0.0	0.0	0.0	0.0	NA
growth	10%	0%	NA	NA	NA	NA	NA	
Total WW sales	56.3	78.4	119.5	$144.6	$163.6	$182.6	$195.3	13%
growth	35%	39%	52%	21%	13%	12%	7%	

Source: Company Reports and CIR Estimates

8 Citigroup Global Markets | Equity Research

Cynosure Inc (CYNO)
8 August 2007

Figure 6. Esimated Annual Profit & Loss Statement ($MM)

	2005*	2006*	2007E	2008E	2009E	2010E	2011E	2007-11E CAGR
Revenue	$56.3	$78.4	$119.5	$144.6	$163.6	$182.6	$195.3	13%
Cost of Goods Sold	25.8	32.3	43.4	49.3	54.2	57.7	58.8	
Gross Profit	30.5	46.1	76.1	95.3	109.4	124.9	136.5	16%
R&D	3.2	4.7	7.5	8.5	10.1	11.5	12.5	
SG&A	22.2	34.7	51.2	60.4	67.6	74.5	78.8	
Operating Income	5.1	6.7	17.5	26.4	31.7	38.8	45.2	27%
Interest	0.040	(2.6)	(2.5)	(3.4)	(2.5)	(3.0)	(3.0)	
Other	0.240	(0.9)	(0.1)	0.0	0.0	0.0	0.0	
Pretax Income	4.779	10.3	20.0	29.8	34.2	41.8	48.2	25%
Taxes	1.6	4.5	8.1	11.3	13.8	16.9	19.5	
Minority Interest	0.0	0.0	0.0	0.0				
Net Income	3.1583	5.720	11.950	18.5	20.4	24.9	28.8	25%
Basic Shares (MM)	6.2	11.0	11.8	12.1	12.1	12.2	12.3	
Diluted Shares (MM)	7.7	12.1	12.6	12.8	12.9	12.9	13.0	
Pro-Forma EPS	$0.41	$0.47	$0.95	$1.44	$1.58	$1.93	$2.21	24%
Margin Analysis								
Gross Margin	54.1%	58.9%	63.7%	65.9%	66.9%	68.4%	69.9%	
R&D	5.6%	6.0%	6.3%	5.9%	6.2%	6.3%	6.4%	
SG&A	39.5%	44.3%	42.8%	41.7%	41.3%	40.8%	40.3%	
Operating Income	9.0%	8.6%	14.6%	18.3%	19.4%	21.3%	23.2%	
Pretax Income	8.5%	13.1%	16.8%	20.6%	20.9%	22.9%	24.7%	
Net Income	5.6%	7.3%	10.0%	12.8%	12.5%	13.7%	14.7%	
Tax Rate	33.1%	43.8%	40.4%	38.0%	40.4%	40.4%	40.4%	
Options Expense	14.8%	21.0%	14.0%	11.0%	11.0%	11.0%	11.0%	
Growth Analysis								
Revenue	35%	39%	52%	21%	13%	12%	7%	
Gross Profit	44%	52%	65%	25%	15%	14%	9%	
R&D	-6%	47%	60%	14%	19%	13%	9%	
SG&A	34%	56%	47%	18%	12%	10%	6%	
Operating Income	318%	33%	159%	51%	20%	23%	17%	
Pretax Income	NM	115%	95%	49%	15%	22%	15%	
Net Income	NM	81%	109%	55%	10%	22%	15%	
Pro-Forma EPS	NM	14%	101%	52%	10%	22%	15%	

* Excludes all one-time items. Source: Company reports and Citigroup estimates.

9 Citigroup Global Markets | Equity Research

Cynosure Inc (CYNO)
8 August 2007

Cynosure Inc

Company description

Cynosure is a smaller player in the rapidly expanding $750MM-plus market for laser and light-based aesthetic surgery. The company has been a competitor in this market for the past 15 years and has a worldwide installed base of more than 4,700 lasers. Since 2002, Cynosure has primarily operated as a business unit of El. En SpA, a leading European manufacturer of light-based technologies for scientific, industrial, commercial, and medical applications. Following Cynosure's IPO, El. En's interest has fallen to less than 50% though it will continue to control the board due to the dual class of shares outstanding. Cynosure sells more than 14 different aesthetic treatment systems and has one of the broadest arrays of technology. Technology platforms include alexandrite, pulse dye, Nd:Yag, diode, and intense pulse light (IPL) and enable treatment of a variety of indications. Multiple technologies enable Cynosure to offer lasers at a variety of price points which provide a broad appeal to the different types of end-users.

Investment thesis

We rate Cynosure Hold, High Risk (2H). Cynosure is a high-growth med tech story and shares have soared following a strong performance at the 2007 AAD and strong demand for two new products, Affirm and SmartLipo. We have given the company credit for these product opportunities and believe upside from current levels is more limited. Underlying market fundamentals are robust as a rapidly expanding market for elective, non-invasive, aesthetic procedures has led to unprecedented demand for laser equipment. We believe future growth will be driven by market expansion, rather than share gains, suggesting there is room for several competitors. Cynosure completed restructuring initiatives which began with the hiring of a new management team in September 2003. Initiatives included re-branding, the design and launch of several new products, and improved manufacturing capabilities. Cynosure emerged from this process with one of the broadest technology bases in the industry as well as greater leverage in its operating model. We view margin expansion as a low-hanging-fruit opportunity as greater manufacturing efficiencies coupled with new products with higher ASPs should allow gross margins to expand from the high-50% level closer to the peer group average at the mid-60% level.

Valuation

Our forward 12-month target price of $35 is based on an average of two different valuations: 1) a target multiple of 26x off of our revised 2008 EPS forecast of $1.44 ($38) and 3) a 10-year DCF analysis ($33).

To arrive at our P/E multiple target of 26x, we have analyzed Cynosure relative to the five other publicly traded aesthetic laser companies, a group that represents its closest competitors and includes Cutera, Candela, Palomar, Syneron, and Thermage (all Not Rated). Our multiple target of 26x reflects our view that Cynosure deserves to trade at roughly a 25% premium to the current 2007E P/E multiple of Cynosure's aesthetic laser peers (21x). This premium valuation to the aesthetic laser average is based on: 1) a long-term EPS growth of that is comfortably above the group average 2) more low-hanging-fruit opportunity for bottom-line expansion including current lower gross margins than peers and

10 Citigroup Global Markets | Equity Research

Cynosure Inc (CYNO)
8 August 2007

additional leverage in the P&L (more room to expand the direct sales force); and 3) greater opportunity to expand into non-traditional and emerging markets due to having the broadest portfolio of technology.

Our DCF valuation of $33 per share is based on ten years of projected free cash flow with a 2% terminal growth rate and an equity risk premium of 2.82%. The increase in our DCF valuation stems from the increases in our operating income forecasts. We use a beta of 1.60.

Risks

We rate Cynosure High Risk for the following reasons: 1) Low recurring revenue stream as almost all sales are for hardware and such a business model enables very limited visibility from quarter to quarter; 2) Barriers to entry are low as laser products generally only require 510(k) approval which leads to quick regulatory turnaround times and historically, there has been limited patent protection on most laser technologies; 3) Potentially limited new product flow/catalysts, and 4) average selling price (ASP) risk in the aesthetic laser market, especially in light of increasing competition; technological obsolescence, and sensitivity to the macro-economic environment.

Risks to our Hold rating include: 1) Increasing reliance on 3rd party manufacturers: Northrop Grumman SYNOPTICS is the company's sole supplier of Alexandrite rods and Cynosure depends exclusively on Zimmer Elektromedizin Gmbh to supply the SmartCool treatment cooling system. Cynosure does not have any long term agreements with Northrup or Zimmer; 2) Complex relationship with El..EN: While owning less then 50% of the total shares outstanding, El.En will continue effective control of the board due to the dual class of shares outstanding 3) Dependence on sales to non-traditional markets as more than half of Cynosure's revenues come from non-traditional markets and the company's strategy is likely to move further in this direction, any regulations limiting non-physicians from performing laser procedures could impede growth. 4) An upside risk is that sales of Affirm and SmartLipo exceed our expectations.

If the impact on the company from any of these factors proves to be greater than we anticipate, the stock will likely have difficulty achieving our target price. Likewise, if any of these factors proves to have less of an impact than we anticipate, the stock could materially outperform our target price.

11 Citigroup Global Markets | Equity Research

Cynosure Inc (CYNO)
8 August 2007

Appendix A-1

Analyst Certification

I, Matthew J Dodds, research analyst and the author of this report, hereby certify that all of the views expressed in this research report accurately reflect my personal views about any and all of the subject issuer(s) or securities. I also certify that no part of my compensation was, is, or will be directly or indirectly related to the specific recommendation(s) or view(s) in this report.

IMPORTANT DISCLOSURES

Cynosure Inc (CYNO)

Ratings and Target Price History - Fundamental Research

Analyst: Matthew Dodds (covered since January 19 2006)

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Not covered

#	Date	Rating	Target Price	Closing Price
1:	18 Jan 06	2S	21.00	18.15
2:	4 May 06	2S	*22.00	17.89
3:	17 May 06	*1S	*21.00	15.84
4:	27 Jul 06	1S	*20.00	12.90
5:	8 Nov 06	*1H	*22.00	17.49
6:	14 Feb 07	1H	*28.00	22.65
7:	30 Mar 07	*2H	*31.00	28.85
8:	2 May 07	2H	*32.00	31.53

*Indicates change.

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Data current as of 19 July 2007	**Buy**	**Hold**	**Sell**
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12 Citigroup Global Markets | Equity Research

Cynosure Inc (CYNO)
8 August 2007

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13 Citigroup Global Markets | Equity Research

Cynosure Inc (CYNO)
8 August 2007

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14 Citigroup Global Markets | Equity Research

MAXIM GROUP

EQUITY RESEARCH
COMPANY UPDATE

Medical Devices	
August 7, 2007	
Closing Price (8/6/07):	$32.36
12-Month Target Price:	$41
52-Week Range:	$11.38 - $39.18
Market Cap (MM):	$408
Shares O/S (MM):	12.6
Float (MM):	6.9
Shares Short (MM):	0.6
Avg. Vol. (000)	244.3
Pro forma BV/Share:	$8.35
Dividend/Yield:	$0.00/0.00%
Risk Profile:	High

Maxim Group	Revenues ($M)	
FYE: December	2007E	2008E
1Q	$26.1A	-
2Q	$30.1A	-
3Q	$30.2	-
4Q	$33.2	-
FY	$119.5	$149.4

Maxim Group	Current	Prior	Current
FYE: December	EPS	EPS	P/E
non-GAAP 2006A	$0.63		51.4
non-GAAP 2007E	$1.17	$1.05	27.7
non-GAAP 2008E	$1.45	$1.33	22.3
LT Earnings Growth	*28%*		

Maxim Group	Quarterly EPS	
FYE: December	2007E	2008E
1Q	$0.25A	-
2Q	$0.33A	-
3Q	$0.29	-
4Q	$0.31	-
FY	$1.17	$1.45

Consensus-First Call	Quarterly EPS	
FYE: December	2007E	2008E
1Q	$0.25A	
2Q	$0.33A	
3Q	$0.27	
4Q	$0.32	
FY	$1.11	$1.43

Anthony Vendetti (212) 895-3802
avendetti@maximgrp.com
Anthony Petrone (212) 895-3568
apetrone@maximgrp.com

Cynosure Inc. — Buy

(CYNO– Nasdaq – $32.36)

CYNO reports stellar 2Q07 results; Revenue slightly more than 10% better on continued demand for Affirm and SmartLipo; EPS better-than-expected on higher revenues and margin expansion; Raising estimates and price target to $41, from $38; Reiterate Buy

- **What should investors do now?** We recommend that investors purchase shares of CYNO on weakness following the release of its strong quarterly results. Demand for Affirm and SmartLipo remain robust; gross margin expansion continues due to revenue mix shift toward higher margin products; and distribution infrastructure continues to strengthen. Therefore, we are raising our estimates and price target to $41, from $38, and reiterating our Buy rating.

- **Cynosure "hitting on all cylinders".** In our opinion, 2Q07 better-than-expected revenue and margin expansion indicate that end-market demand for Affirm and SmartLipo remains ahead of expectations. In our view, this continued robust quarterly performance validates our thesis that the company's anti-aging platform and alternative to traditional liposuction are two unique technologies.

- **Results summary.** CYNO reported 2Q07 revenues and non-GAAP EPS of $30.1 million and $0.33 (non-GAAP EPS excludes a $0.12 impact from SFAS 123R), respectively. The company's revenue result was ahead of our estimate of $26.1 million and FC consensus of $26.7 million. The company's non-GAAP EPS result was $0.08 above our estimate of $0.25 and $0.06 above consensus of $0.27. CYNO's non-GAAP gross margin expanded to 63.5% versus our estimate of 63.1%. DSOs decreased to 66 days during the quarter, from 71 in 1Q07. The company's non-GAAP EPS was also positively impacted by a more favorable tax rate (36% versus a 39.5% historical run-rate).

- **Guidance.** CYNO does not provide formal guidance, but did indicate that it expects its operating expenses to remain at the same relative levels through the remainder of the year. The company expects its tax rate to normalize between 37%-39% through the second half of the year.

Maxim Group LLC 405 Lexington Avenue New York, NY 10174

SEE PAGES 5 - 7 FOR IMPORTANT DISCLOSURES AND DISCLAIMERS

Cynosure Inc. (CYNO)

Additional Details:

- **Next generation SmartLipo platform drives upgrade revenue**. During the previous quarter, CYNO launched its next generation SmartLipo platform. The new platform is powered by 10-watt voltage, as opposed to 6 watts on the older platform. This 10-watt voltage enables physicians to perform the SmartLipo procedure in about half the time, which is advantageous to both the physician and patient (the physician can perform more procedures while patients experience less down time). Furthermore, current users of the first generation SmartLipo have the ability to upgrade to latest edition for approximately $30K (we believe that upgrade revenue significantly contributed to the company's quarterly results during 2Q07). The increased capabilities of the new SmartLipo (i.e. reduced procedure time, greater ease of use, and more skin tightening capabilities) could result in additional end-user demand from both physicians and patients and accelerating upgrade revenue in the subsequent quarters.
- **Direct channel supports growth of SmartLipo.** Last quarter, the company completed its direct SmartLipo distribution channel, which we believe was instrumental in driving additional sales and awareness of the product during 2Q. The company announced plans to add an additional 5 specialty sales reps during the next quarter (bringing the total to 15 reps). We believe that the 10 reps added during 1Q could make more meaningful contributions during 3Q07, while the additional 5 reps could potentially add more value in 4Q07.
- **Deep heating technology could further drive Affirm adoption.** Earlier this year, CYNO expanded the Affirm platform capabilities to include tissue tightening via deep thermal heating with the addition of a new 1320 nm wavelength Nd:YAG laser component. The deep thermal option makes a fully loaded Affirm one of the only multi-application platforms in the marketplace that incorporates three energy sources. This is significant since it allows practitioners to perform numerous applications on an array of skin types from one platform, ultimately driving cost benefits and a quicker ROIC, in our opinion. We expect demand for Affirm to remain strong through the end of the year and continue to forecast ~$10-$11 million in sales, or $0.08-$0.09 in EPS, in 2007.
- **Gross margin expansion should continue through 2008, in our opinion.** CYNO experienced another quarter of gross margin expansion, with 2Q07 gross margin representing a 500bps increase over 2Q06, mainly due to the continued migration toward its newest platforms. This product mix shift toward its newer generation platforms is driving gross margin expansion due to: (1) higher ASPs and the ability to maintain them, and (2) less reliance on hair removal products and, therefore, lower PMTI royalty. We believe that this trend should continue through 2008, as sales of the Affirm and SmartLipo – complemented by new upgradeable features for both products and a maturing sales force for the SmartLipo – constitute a growing share of the company's overall product revenue.
- **Raising estimates and price target.** We are raising our 2007-2008 estimates to reflect the company's strong quarterly performance and our expectations for a bright outlook through at least 2008 (refer to Figures 1-2 for our estimates changes). Our new 12-month price target of $41, up from $38, reflects our new estimates and translates into a 2008 EV/EBITDA multiple of ~14x relative to the peer average of ~11x. We believe that this premium is warranted given is its first-to-market mover advantage in the minimally invasive fat treatment niche with SmartLipo. Our $41 target also suggests a P/E of 28.3x and 35.0x our non-GAAP and GAAP 2008 EPS estimates of $1.45 and $1.17, respectively.

Maxim Group LLC 2

Cynosure Inc. (CYNO)

Figure 1-2: Changes to 2007-2008 estimates

2007 Change to Estimates	Maxim Group Old Estimate ($ 000s)	Maxim Group New Estimate ($ 000s)	Difference (%)
Total Revenue	**109,314**	**119,539**	9.4%
Cost of revenue	40,665	43,767	7.6%
Gross Profit	**68,649**	**75,772**	10.4%
Gross margin	**62.8%**	**63.4%**	60 bps
R&D	4,975	5,375	8.0%
Sales & marketing	35,427	38,605	9.0%
G&A	7,884	9,168	16.3%
Total Expenses	**48,285**	**53,148**	10.1%
Operating Income	**20,364**	**22,624**	11.1%
Operating margin	**18.6%**	**18.9%**	30 bps
Other Income (expense)	2,236	2,535	13.4%
Pretax Income	**22,600**	**25,159**	11.3%
Tax (provision) benefit	(9,351)	(10,143)	NA
Net Earnings	**13,214**	**$14,996**	13.5%
Shares Outstanding	12,505	12,683	1.4%
Non GAAP EPS	**$1.05**	**$1.17**	11.4%
GAAP EPS	**$0.76**	**$0.85**	11.8%

Source: Maxim Group LLC Estimates
[1] Our EPS estimates exclude the effects of 123R

2008 Change to Estimates	Maxim Group Old Estimate ($ 000s)	Maxim Group New Estimate ($ 000s)	Difference (%)
Total Revenue	**136,643**	**149,423**	9.4%
Cost of revenue	50,558	53,494	5.8%
Gross Profit	**86,085**	**95,930**	11.4%
Gross margin	**63.0%**	**64.2%**	120 bps
R&D	7,379	8,069	9.4%
Sales & marketing	43,726	47,816	9.4%
G&A	10,931	11,954	9.4%
Total Expenses	**62,036**	**67,838**	9.4%
Operating Income	**24,049**	**28,092**	16.8%
Operating margin	**17.6%**	**18.8%**	120 bps
Other Income (expense)	3,600	3,600	0.0%
Pretax Income	**27,649**	**31,692**	14.6%
Tax (provision) benefit	(9,954)	(12,043)	NA
Net Earnings	**17,647**	**$19,601**	11.1%
Shares Outstanding	13,305	13,483	1.3%
Non GAAP EPS	**$1.33**	**$1.45**	9.0%
GAAP EPS	**$1.04**	**$1.17**	12.5%

Source: Maxim Group LLC Estimates
[1] Our EPS estimates exclude the effects of 123R

Maxim Group LLC 3

Cynosure Inc. (CYNO)

Cynosure, Inc.
Income Statement
(in thousands, except per share data)

Fiscal year ends Dec 31	FY 2005	1Q06 [3]	2Q06	3Q06	4Q06	FY 2006	1Q07A	2Q07A	3Q07E	4Q07E	FY 2007E	FY 2008E
Revenues												
Product Revenue	$56,262	$17,139	$18,131	$18,556	$24,575	$78,401	$26,077	$30,132	$30,154	$33,176	$119,539	$149,423
% change Y/Y	35.1%	41.5%	39.8%	23.4%	52.3%	39.4%	52.2%	66.2%	62.5%	35.0%	52.5%	25.0%
% change sequentially (Q/Q)	-	6.2%	5.8%	2.3%	32.4%	-	6.1%	15.6%	0.1%	10.0%	-	-
Seasonality		21.9%	23.1%	23.7%	31.3%		21.8%	25.2%	25.2%	27.8%		
Total Operating Revenues	**$56,262**	**$17,139**	**$18,131**	**$18,556**	**$24,575**	**$78,401**	**$26,077**	**$30,132**	**$30,154**	**$33,176**	**$119,539**	**$149,423**
% change Y/Y	35.1%	41.5%	39.8%	23.4%	52.3%	39.4%	52.2%	66.2%	62.5%	35.0%	52.5%	25.0%
Cost of revenue	25,843	7,359	7,522	7,389	9,849	32,119	9,824	10,997	10,970	11,976	43,767	53,494
% change Y/Y	26.3%	31.0%	25.1%	4.2%	38.3%	24.3%	33.5%	46.2%	48.5%	21.6%	36.3%	22.2%
Gross profit	**30,419**	**9,780**	**10,609**	**11,167**	**14,726**	**46,282**	**16,253**	**19,135**	**19,183**	**21,200**	**75,772**	**95,930**
Gross margin	***54.1%***	***57.1%***	***58.5%***	***60.2%***	***59.9%***	***59.0%***	***62.3%***	***63.5%***	***63.6%***	***63.9%***	***63.4%***	***64.2%***
Operating expenses:												
Sales and marketing	17,230	5,384	5,981	6,172	8,024	25,561	8,935	9,503	9,500	10,667	38,605	47,816
% of total revenues	***30.6%***	***31.4%***	***33.0%***	***33.3%***	***32.7%***	***32.6%***	***34.3%***	***31.5%***	***31.5%***	***32.2%***	***32.3%***	***32.0%***
% change Y/Y	36.9%	39.3%	43.1%	49.7%	58.6%	48.3%	66.0%	58.9%	53.9%	32.9%	51.0%	23.9%
Research and development	3,173	1,141	981	945	943	4,010	1,258	1,237	1,343	1,536	5,375	8,069
% of total revenues	***5.6%***	***6.7%***	***5.4%***	***5.1%***	***3.8%***	***5.1%***	***4.8%***	***4.1%***	***4.5%***	***4.6%***	***4.5%***	***5.4%***
% change Y/Y	1.1%	32.2%	48.6%	19.3%	9.9%	26.4%	10.3%	26.1%	42.2%	62.9%	34.0%	50.1%
General and administrative	4,999	1,533	1,784	1,736	2,438	7,491	1,835	2,409	2,396	2,528	9,168	11,954
% of total revenues	***8.9%***	***8.9%***	***9.8%***	***9.4%***	***9.9%***	***9.6%***	***7.0%***	***8.0%***	***7.9%***	***7.6%***	***7.7%***	***8.0%***
% change Y/Y	22.1%	28.6%	52.2%	31.5%	85.5%	49.9%	19.7%	35.0%	38.0%	3.7%	22.4%	30.4%
Total operating expenses	25,402	8,058	8,746	8,853	11,405	37,062	12,028	13,149	13,240	14,731	53,148	67,838
% of total revenues	***45.2%***	***47.0%***	***48.2%***	***47.7%***	***46.4%***	***47.3%***	***46.1%***	***43.6%***	***43.9%***	***44.4%***	***44.5%***	***45.4%***
% change Y/Y	28.2%	36.1%	45.4%	42.0%	57.7%	45.9%	49.3%	50.3%	49.6%	29.2%	43.4%	27.6%
Operating Income (EBIT)	**5,016**	**1,722**	**1,863**	**2,314**	**3,321**	**9,220**	**4,225**	**5,986**	**5,944**	**6,469**	**22,624**	**28,092**
% change Y/Y	272.5%	NM	97.5%	35.1%	85.5%	83.8%	NM	NM	156.9%	94.8%	145.4%	24.2%
EBIT margin	***8.9%***	***10.0%***	***10.3%***	***12.5%***	***13.5%***	***11.8%***	***16.2%***	***19.9%***	***19.7%***	***19.5%***	***18.9%***	***18.8%***
Other income (expense):												
Interest income (expense), net	64	652	731	680	516	2,579	505	596	600	600	2,301	2,800
Gain on sale of investment	-	-	-	-	-	-	-	-	-	-	-	-
Other (expense) income, net	(344)	130	276	215	310	931	56	28	50	100	234	800
Income (loss) before taxes (EBT)	**4,737**	**2,504**	**2,870**	**3,209**	**4,147**	**12,730**	**4,786**	**6,610**	**6,594**	**7,169**	**25,159**	**31,692**
Income taxes (benefit)	102	989	1,135	1,268	1,639	5,031	1,723	2,380	2,911	3,129	10,143	12,043
Implied tax rate	2.1%	39.5%	39.5%	39.5%	39.5%	39.5%	36.0%	36.0%	38.0%	38.0%	37.0%	38.0%
Minority interest in income from subsidi	70	14	22	6	4	46	0	0	10	10	20	48
Net income (loss)[2]	**$4,565**	**$1,501**	**$1,713**	**$1,935**	**$2,504**	**$7,653**	**$3,063**	**$4,230**	**$3,673**	**$4,030**	**$14,996**	**$19,601**
% change Y/Y	(16.0%)	NM	NM	63.0%	(4.0%)	67.6%	NM	NM	89.8%	60.9%	96.0%	30.7%
% change sequentially (Q/Q)	-	(42.5%)	14.1%	13.0%	29.4%	-	22.3%	38.1%	(13.2%)	9.7%	-	-
Net margin	**8.1%**	**8.8%**	**9.4%**	**10.4%**	**10.2%**	**9.8%**	**11.7%**	**14.0%**	**12.2%**	**12.1%**	**12.5%**	**13.1%**
Diluted wtd avg shares outstanding[1]	7,715	12,178	12,328	12,061	12,193	12,190	12,374	12,686	12,786	12,886	12,683	13,483
Diluted wtd avg shares outstanding[1]				11,107		11,107						
Non-GAAP Diluted EPS[2]	**$0.59**	**$0.12**	**$0.14**	**$0.16**	**$0.21**	**$0.63**	**$0.25**	**$0.33**	**$0.29**	**$0.31**	**$1.17**	**$1.45**
% change Y/Y	(37.3%)	300.0%	100.0%	0.0%	(30.0%)	6.8%	108.3%	135.7%	81.3%	47.6%	85.7%	23.9%
% change sequentially (Q/Q)	-	(60.0%)	16.7%	14.3%	31.3%	-	19.0%	32.0%	(12.1%)	6.9%	-	-
GAAP Diluted EPS[2]	**$0.54**	**$0.05**	**$0.12**	**($0.38)**	**$0.13**	**($0.08)**	**$0.17**	**$0.21**	**$0.21**	**$0.24**	**$0.85**	**$1.17**
% change Y/Y	(41.3%)	66.7%	200.0%	nm	(55.2%)	NM	240.0%	75.0%	(155.3%)	84.6%	NM	37.6%
% change sequentially (Q/Q)	-	(82.8%)	140.0%	nm	nm	-	30.8%	23.5%	0.0%	14.3%	-	-
GAAP Net Income	***4,159***	***626***	***1,441***	***(4,247)***	***1,530***	***(422)***	***2,118***	***2,711***	***2,728***	***3,085***	***10,686***	***15,821***

[1] *Weighted average and diluted.*
[2] *Net income and EPS from continuing operations excluding foreign currency translation adjustments, restructuring charges, and other.*
[3] *1Q06 GAAP EPS includes a $1.1M writedown, or $0.05-$0.06 per share, related to Sona MedSpa.*
Source: Company documents and Maxim Group LLC estimates.

Maxim Group LLC 4

Cynosure Inc. (CYNO)

DISCLOSURES

Maxim Group ratings for CYNO (CYNOSURE INC)
Closing Price Aug 06, 2007 $32.36
2006
Apr
Jul
Oct.
2007
Apr
Jul
39
34
29
24
19
14
9
Legend:
B=Buy, T=Price Target
Initiated/Resumed Positive
Reiterated Positive
© Investars.com
New rating scale: May 3, 2004: Buy, Hold, Sell

Source: Investars.com

Maxim Group LLC Stock Rating System		As of:	8/7/2007
	Expected Performance*	**% of Coverage Universe with Rating**	**% of Ratings that Firm received Banking fees**
Buy	Expected total return of 15% or more over next 12 months	71.1%	11.9%
Hold	Expected total return of plus or minus 14% over next 12 months	24.1%	0.0%
Sell	Expected total negative return of at least 15% over next 12 months	4.8%	0.0%

* *Relative to Nasdaq Composite.*

Maxim Group makes a market in Cynosure Inc.

Maxim Group expects to receive or intends to seek compensation for investment banking services from Cynosure Inc in the next 3 months.

I, **Anthony Vendetti**, attest that the views expressed in this research report accurately reflect my personal views about the subject security and issuer. Furthermore, no part of my compensation was, is, or will be directly or indirectly related to the specific recommendation or views expressed in this research report.

I, **Anthony Petrone**, attest that the views expressed in this research report accurately reflect my personal views about the subject security and issuer. Furthermore, no part of my compensation was, is, or will be directly or indirectly related to the specific recommendation or views expressed in this research report.

The research analyst(s) primarily responsible for the preparation of this research report have received compensation based upon various factors, including the firm's total revenues, a portion of which is generated by investment banking activities.

Valuation Methods: One or more of the following valuation methods are used by Maxim Group analysts in making a ratings or price projection: Analysis of companies P/E ratio, price/book ratio, earnings expectations or sales growth as they relate within an industry group or to the broader market, enterprise value/sales, Individual sector analysis, sum of the parts analysis and discounted cash flow.

Price Target Risks: Investment risks associated with the achievement of the price target include, but are not limited to, the company's failure to achieve our earnings and revenue estimates, unforeseen macroeconomic and/or industry events that adversely impact demand for the company's products and services, product obsolescence, the company's ability to recruit and retain competent personnel, changes in investor sentiment regarding the specific company or industry, changing competitive pressures, and adverse market conditions. For a complete discussion of the risk factors that could affect the market price of the company's shares, refer to the most recent form 10-Q or 10-K that the company has filed with the SEC.

Maxim Group LLC 5

Cynosure Inc. (CYNO)

Investment Risks. Aside from general market and other economic risks, risks particular to our rating include: 1) Any large scale distributions by El.En. could pressure the stock price, 2) Cynosure's sales and earnings could be negatively impacted if it and El.En. were to end its distribution agreement for the Cynergy PL, PhotoLight, PhotoSilk Plus and TriActive systems; and 3) If the company misses our revenue and EPS estimates, and/or Street consensus during any given time period, the stock price could be negatively impacted.

RISK RATINGS

Risk ratings take into account both fundamental criteria and price volatility.

Speculative –

Fundamental Criteria: This is a risk rating assigned to early-stage companies with minimal to no revenues, lack of earnings, balance sheet concerns, and/or a short operating history. Accordingly, fundamental risk is expected to be significantly above the industry.

Price Volatility: Because of the inherent fundamental criteria of the companies falling within this risk category, the price volatility is expected to be significant with the possibility that the investment could eventually be worthless.

Speculative stocks may not be suitable for a significant class of individual investors.

High –

Fundamental Criteria: This is a risk rating assigned to companies having below-average revenue and earnings visibility, negative cash flow, and low market cap or public float. Accordingly, fundamental risk is expected to be above the industry.

Price volatility: The price volatility of companies falling within this category is expected to be above the industry.

High-risk stocks may not be suitable for a significant class of individual investors.

Medium –

Fundamental Criteria: This is a risk rating assigned to companies that may have average revenue and earnings visibility, positive cash flow, and is fairly liquid.

Accordingly, both price volatility and fundamental risk are expected to approximate the industry average.

Low –

Fundamental Criteria: This is a risk rating assigned to companies that may have above-average revenue and earnings visibility, positive cash flow, and is fairly liquid.

Accordingly, both price volatility and fundamental risk are expected to be below the industry.

Maxim Group LLC 6

Cynosure Inc. (CYNO)

DISCLAIMERS

Some companies that Maxim Group LLC follows are emerging growth companies whose securities typically involve a higher degree of risk and more volatility than the securities of more established companies. The securities discussed in Maxim Group LLC research reports may not be suitable for some investors. Investors must make their own determination as to the appropriateness of an investment in any securities referred to herein, based on their specific investment objectives, financial status and risk tolerance.

This communication is neither an offer to sell nor a solicitation of an offer to buy any securities mentioned herein. This publication is confidential for the information of the addressee only and may not be reproduced in whole or in part, copies circulated, or disclosed to another party, without the prior written consent of Maxim Group, LLC ("Maxim").

Information and opinions presented in this report have been obtained or derived from sources believed by Maxim to be reliable, but Maxim makes no representation as to their accuracy or completeness. Maxim accepts no liability for loss arising from the use of the material presented in this report, except that this exclusion of liability does not apply to the extent that such liability arises under specific statutes or regulations applicable to Maxim. This report is not to be relied upon in substitution for the exercise of independent judgment. Maxim may have issued, and may in the future issue, other reports that are inconsistent with, and reach different conclusions from, the information presented in this report. Those reports reflect the different assumptions, views and analytical methods of the analysts who prepared them and Maxim is under no obligation to ensure that such other reports are brought to the attention of any recipient of this report.

Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied, is made regarding future performance. Information, opinions and estimates contained in this report reflect a judgment at its original date of publication by Maxim and are subject to change without notice. The price, value of and income from any of the securities mentioned in this report can fall as well as rise. The value of securities is subject to exchange rate fluctuation that may have a positive or adverse effect on the price or income of such securities. Investors in securities such as ADRs, the values of which are influenced by currency volatility, effectively assume this risk. Securities recommended, offered or sold by Maxim: (1) are not insured by the Federal Deposit Insurance Company; (2) are not deposits or other obligations of any insured depository institution; and (3) are subject to investment risks, including the possible loss of principal invested. Indeed, in the case of some investments, the potential losses may exceed the amount of initial investment and, in such circumstances; you may be required to pay more money to support these losses.

ADDITIONAL INFORMATION IS AVAILABLE UPON REQUEST

Maxim Group LLC 7

Needham

August 7, 2007

Dalton Chandler • dchandler@needhamco.com • 212-705-0315

Medical Technology & Services

Cynosure, Inc. (CYNO) – Buy

CYNO: Revenue and pro forma EPS easily top our estimates. We reiterate our Buy rating and raise our price target to $39 from $35 (Intraday @ 2PM $31.04)

CYNO's revenue exceeded our estimate by 15% and its operating income exceeded our estimate by 22%. Despite the rapid early growth of the SmartLipo we think it could have a long way to run given that there are about 10 K physicians in the U.S. performing liposuction today and we estimate the installed base is fewer than 200 units. We reiterate our Buy rating on the shares and raise our price target to $39 from $35.

- Revenue was $30.1 M, up 66% Y/Y, compared to our estimate of $26.3 M and, the consensus of $26.7 M. Laser system sales, which leads service revenue by 12 months, was up 70% Y/Y.
- GAAP EPS was $0.21, below our estimate of $0.22 and the consensus of $0.23, due to a one-time tax item. Excluding this item we estimate EPS would have been $0.26. The pro forma EPS, excluding option expense was $0.33 compared to our estimate of $0.26.
- Domestic revenue growth, led by the SmartLipo and Affirm was a strong 68% Y/Y and international growth was 63% Y/Y. Investors have focused on these two high profile products, but management reports that there is still good growth across all flagship products.
- CYNO is clearly taking market share with its 66% Y/Y growth rate nearly double the second fastest growing competitor. Last quarter CYNO surpassed CUTR in absolute dollar sales and this quarter it passed PMTI. On a TTM basis we calculate CYNO's share among the public companies was 17% this quarter up from 14% a year ago. For the quarter its share was 19% compared to 14% a year ago.
- We are raising our price target to $39 from $35 because we have raised our 2008 pro forma EPS estimate from $1.40 to $1.54 and we are using a multiple of 25x.

	FY 12/31/06 A	FY 12/31/07 E		FY 12/31/08 E	
		Old	New	Old	New
Rev. (MM)	$78.4	$107.2	$116.6	$130.8	$139.9
Growth	*39.6%*	*36.7%*	*48.7%*	*22.0%*	*20.0%*
Op. Mar.	*7.2%*		14.2%		*17.0%*
EPS: 1Q	0.12	0.25	0.25A		
EPS: 2Q	0.14	0.26	0.33A		
EPS: 3Q	0.16	0.24	0.28		
EPS: 4Q	0.21	0.31	0.37		
EPS: Year	0.63	1.06	1.23	1.40	1.54
Growth	*(1.6%)*	*68.3%*	*95.2%*	*32.1%*	*25.2%*
P/E Ratio	26.0x	30.5x	26.3x	23.1x	21.0x

Note: Pro forma earnings estimates displayed above do not include one-time items or any stock compensation expenses.

EPS & Price Target Change

Market Data	
Price (08/06/07)	$32.36
12-Month Price Target	$39.00
52-Week range	$38.38-11.51
Shares Out. (MM)	12.7
Market cap (MM)	$410.5
Avg. daily volume (000)	289.1
Financial Data	
Total Debt./Cap.	0.9%
Price/LTM Rev.	4.1x
Tangible BVPS	$7.88
Cash Per Share	$5.79

Cynosure makes light-based equipment used for aesthetic procedures such as cellulite recontouring, hair removal, and treatment of vascular and pigmented lesions. We believe the company has the broadest product line in the industry. Cynosure was also the first company to form a dedicated sales force to address the emerging and rapidly growing medispa market.

Cynosure, Inc. Price
08/06/07
Volume (000)

Disclosures applicable to this security: B, E, G.
Disclosure explanation on the inside back cover of this report.

Summary

Balance Sheet and Liquidity

CYNO had $71.4 M in cash and no debt at the end of the or about $5.60 per share. Days sales outstanding for the quarter were at 66, down from 71 last quarter and 77 in the year-ago period. Annualized inventory turns were 2.0x, down slightly from 2.1x last quarter, but up from 1.8x in the year-ago period. With CYNO's recent new product launches a low turn number is to be expected and we would look for it to improve over the next few quarters.

Valuation and Investment Opinion

We have raised our price target because we have raised our EPS estimates for 2008. Our new target of $39 is 25x our 2008 pro forma EPS estimate of $1.54. This is the same multiple we used to arrive at our previous target of $35, but the underlying EPS estimate was $1.40. At our new target the shares would trade at 30x our GAAP EPS estimate of $1.28.

RISK

Risks to our earnings forecast, and therefore the achievement of our price target for the shares include the unpredictable nature of capital equipment sales, the highly competitive nature of the aesthetic equipment industry and increasing intellectual property litigation.

2 *An Investment Analysis by Needham & Company, LLC*

Cynosure Earnings Model

	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07	2005	2006	2007	2008
					ACTUAL				ACTUAL		
Revenue	**18.131**	**18.556**	**24.575**	**26.077**	**30.132**	**25.978**	**34.405**	**56.167**	**78.401**	**116.592**	**139.911**
Gross Profit	10.590	11.114	14.670	16.155	19.064	16.107	21.675	30.414	45.481	73.001	89.543
Sales & Marketing	6.149	6.372	8.234	9.262	9.875	8.573	11.010	17.230	26.213	38.719	44.771
Research & Development	1.039	1.207	1.218	1.723	1.767	1.559	2.064	3.173	4.673	7.113	8.395
General & Administrative	2.031	2.041	2.757	2.295	2.933	2.338	3.096	5.005	8.975	10.663	12.592
Royalty settlement	0.000	10.000	0.000	0.000	0.000	0.000	0.000	0.000	10.000	0.000	0.000
Total Operating Expenses	9.219	19.620	12.209	13.280	14.575	12.470	16.170	25.814	39.861	56.495	65.758
Income (Loss) from Operations	**1.371**	**(8.506)**	**2.461**	**2.875**	**4.489**	**3.637**	**5.505**	**4.600**	**5.620**	**16.506**	**23.785**
Interest Income (Expense)	0.731	0.680	0.516	0.505	0.596	0.893	0.863	(0.011)	2.579	2.856	3.694
Gain on sale of investment	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Other income (expense)	0.276	0.215	0.310	0.056	0.028	0.000	0.000	(0.305)	0.931	0.084	0.000
Income (loss) before tax and othe	2.378	(7.611)	3.287	3.436	5.113	4.530	6.368	4.284	9.130	19.446	27.478
Taxes	(0.915)	3.370	(1.753)	(1.318)	(2.402)	(1.767)	(2.483)	0.941	0.266	(7.970)	(10.717)
Minority interest	(0.022)	(0.006)	(0.004)	0.000	0.000	0.014	0.014	(0.024)	(0.018)	0.028	0.056
Net income	1.441	(4.247)	1.530	2.118	2.711	2.777	3.898	5.201	9.378	11.504	16.818
Basic GAAP EPS	$0.13	($0.38)	$0.14	$0.19	$0.23	$0.23	$0.32	$0.77	($0.05)	$0.97	$1.35
Fully diluted GAAP EPS	$0.12	($0.38)	$0.13	$0.17	$0.21	$0.22	$0.30	$0.64	($0.08)	$0.90	$1.28
Pro Forma EPS	**$0.14**	**$0.16**	**$0.21**	**$0.25**	**$0.33**	**$0.28**	**$0.37**	**$0.64**	**$0.63**	**$1.23**	**$1.54**
Basic shares	11.044	11.107	11.151	11.345	11.964	12.064	12.164	6.522	11.083	11.884	12.414
Fully diluted shares	12.138	11.107	12.193	12.374	12.686	12.786	12.886	7.715	11.904	12.683	13.136
Common sized statements											
Gross Profit	58%	60%	60%	62%	63%	62%	63%	54%	58%	62.6%	64.0%
Sales & Marketing	34%	34%	34%	36%	33%	33%	32%	31%	33%	33.2%	32.0%
Research & Development	6%	7%	5%	7%	6%	6%	6%	6%	6%	6.1%	6.0%
General & Administrative	11%	11%	11%	9%	10%	9%	9%	9%	11%	9.1%	9.0%
Income (Loss) from Operations	8%	-46%	10%	11%	15%	14%	16%	8%	7%	14.2%	17.0%
Taxe rate	38%	44%	53%	38%	47%	39%	39%	-22%	-3%	41.0%	39.0%
Net income	8%	-23%	6%	8%	9%	11%	11%	9%	12%	9.9%	12.0%
Y/Y growth rate											
Revenue	41%	23%	52%	52%	66%	40%	40%	35%	40%	49%	20%
Gross Profit	52%	40%	63%	77%	80%	45%	48%	44%	50%	61%	23%
Sales & Marketing	47%	55%	63%	70%	61%	35%	34%	37%	52%	48%	16%
Research & Development	57%	52%	42%	43%	70%	29%	69%	1%	47%	52%	18%
General & Administrative	73%	54%	110%	7%	44%	15%	12%	22%	79%	19%	18%
Other Operating Expenses	-100%	-100%	-100%	na	na	na	na	198%	-100%	na	na
Total Operating Expenses	47%	210%	67%	51%	58%	-36%	32%	29%	54%	42%	16%
Income (Loss) from Operations	98%	-623%	44%	878%	227%	na	124%	280%	22%	194%	44%
Net income	299%	-304%	-40%	224%	88%	na	155%	-2%	80%	23%	46%
Fully diluted EPS	140%	-241%	-55%	240%	75%	na	131%	-30%	-113%	na	42%
Selected balance sheet items											
Cash	62.398	61.356	57.246	62.164	71.411	69.018	71.703	64.646	57.246	71.703	74.123
Accounts receivable	15.413	17.618	19.871	20.418	21.856	21.411	28.356	13.552	19.871	28.356	39.018
DSOs	77	86	74	71	66	75	75	88	93	89	86
Inventories	16.887	17.976	17.624	19.267	22.144	23.845	22.650	14.140	17.624	22.650	29.726
turns	1.8	1.7	2.2	2.1	2.0	1.7	2.2	1.8	1.9	1.9	2.0
Current assets	98.455	105.950	102.657	108.438	121.371	120.234	128.669	94.951	102.657	128.669	148.827
Working capital	82.402	79.729	80.460	85.806	93.695	96.272	99.970	79.227	80.460	99.970	115.988
Intangible assets	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Total assets	103.985	111.437	109.566	115.825	128.961	128.024	136.659	100.168	109.566	136.659	157.617
Tangible assets	103.985	111.437	109.566	115.825	128.961	128.024	136.659	100.168	109.566	136.659	157.617
Long-term debt	0.000	0.000	0.000	7.000	8.000	9.000	10.000	0.000	0.000	0.000	10.000
Debt/equity	0%	0%	0%	8%	8%	9%	9%	0%	0%	0%	8%
Debt/Total capital	0%	0%	0%	7%	7%	8%	9%	0%	0%	0%	7%
Shareholders' equity	86.408	83.419	85.870	91.747	99.940	102.717	106.615	83.151	85.870	106.615	123.433
Per share items											
Cash	$5.14	$5.52	$4.69	$5.02	$5.63	$5.40	$5.56	$8.38	$4.81	$5.65	$5.64
Working capital	$6.79	$7.18	$6.60	$6.93	$7.39	$7.53	$7.76	$10.27	$6.76	$7.88	$8.83
Long-term debt	$0.00	$0.00	$0.00	$0.57	$0.63	$0.70	$0.78	$0.00	$0.00	$0.00	$0.76
Book value	$7.12	$7.51	$7.04	$7.41	$7.88	$8.03	$8.27	$10.78	$7.21	$8.41	$9.40
Tangible book value	$7.12	$7.51	$7.04	$7.41	$7.88	$8.03	$8.27	$10.78	$7.21	$8.41	$9.40
Revenue	$1.49	$1.67	$2.02	$2.11	$2.38	$2.03	$2.67	$7.28	$6.59	$9.19	$10.65
Operating income	$0.11	($0.77)	$0.20	$0.23	$0.35	$0.28	$0.43	$0.60	$0.47	$1.30	$1.81

An Investment Analysis by Needham & Company, LLC **3**

Cynosure, Inc.

($ in MM, except per share data)

Fiscal Year Ending December 31	Annual		Quarterly			
	FY 12/31/2005	FY 12/31/2006	Ending 9/30/2006	Ending 12/31/2006	Ending 3/31/2007	Ending 6/30/2007
BALANCE SHEET						
ASSETS						
Cash & Short-term Investments	64.6	57.2	61.4	57.2	62.2	71.4
Receivables	13.6	19.9	17.6	19.9	20.4	21.9
Inventory	14.1	17.6	18.0	17.6	19.3	22.1
Other Current Assets	2.5	7.6	9.0	7.6	6.2	6.0
Current Assets	95.0	102.7	106.0	102.7	108.4	121.4
Property and Equipment	4.4	5.7	5.0	5.7	6.1	6.3
Goodwill and Intangibles	0.0	0.0	0.0	0.0	0.0	0.0
Long-term Marketable Securities	0.0	0.0	0.0	0.0	1.0	2.0
Other Assets	0.8	1.2	0.5	1.2	1.2	1.3
Total Assets	**100.2**	**109.6**	**111.4**	**109.6**	**115.8**	**129.0**
LIABILITIES AND SHAREHOLDERS' EQUITY						
Current Liabilities	15.7	22.2	26.2	22.2	22.6	27.7
Short-term Debt	0.2	0.2	0.2	0.2	0.0	0.0
Long-term Debt	0.8	1.1	1.0	1.1	1.0	0.9
Shareholders' Equity	83.2	85.9	83.4	85.9	91.7	99.9
Total Liabilities + Shareholders' Equity	**100.2**	**109.6**	**111.4**	**109.6**	**115.8**	**129.0**
INCOME STATEMENT						
Revenue	56.2	78.4	18.6	24.6	26.1	30.1
Gross Profit	30.4	45.5	11.1	14.7	16.2	19.1
Operating Income	4.6	5.6	(8.5)	2.5	2.9	4.5
Pretax Income	4.3	9.1	(7.6)	3.3	3.4	5.1
Net Income	5.2	9.4	(4.2)	1.5	2.1	2.7
Shares Outstanding	7.7	11.9	11.1	12.2	12.4	12.7
CASH FLOW STATEMENT						
Depreciation and Amortization						
Cash Flow from Operations						
Capital Expenditures						
CASH MANAGEMENT*						
DSOs	71.4	77.8	80.1	68.6	69.5	63.1
Inventory Days	170.2	176.1	210.8	161.7	167.3	168.4
Days Payable	88.0	139.1	184.9	188.7	130.2	116.4
Cash Conversion Cycle	153.6	114.8	106.0	41.7	106.6	115.1
PROFITABILITY						
Gross Margin	54.1%	58.0%	59.9%	59.7%	62.0%	63.3%
Operating Margin	8.2%	7.2%	(45.8%)	10.0%	11.0%	14.9%
Net Margin	9.3%	12.0%	(22.9%)	6.2%	8.1%	9.0%
Return on Assets*	8.1%	8.9%	(15.8%)	5.5%	7.5%	8.9%
Return on Equity*	10.6%	11.1%	(20.0%)	7.2%	9.5%	11.3%
Total Debt/Capital	1.2%	1.4%	1.4%	1.4%	1.1%	0.9%
PER SHARE DATA						
Tangible Book Value	10.78	7.21	7.51	7.04	7.41	7.88
Cash	8.38	4.81	5.52	4.69	5.10	5.79
Net Cash	8.25	4.71	5.42	4.59	5.02	5.71
EPS (Pro Forma)	0.64	0.63	0.16	0.21	0.25	0.33
EPS (Pro Forma Including Option Expenses)	0.64	(0.08)	(0.38)	0.13	0.17	0.21
EPS (GAAP)	0.64	(0.08)	(0.38)	0.13	0.17	0.21

4 *An Investment Analysis by Needham & Company, LLC*

ANALYST CERTIFICATION

I, Dalton Chandler, hereby certify that the views expressed in this research report accurately reflect my personal views about the subject company (ies) and its (their) securities. I also certify that I have not been, am not, and will not be receiving direct or indirect compensation in exchange for expressing the specific recommendation(s) in this report.

Price, Rating, and Price Target History: Cynosure, Inc. (CYNO/NASDAQ) as of 8-6-07
1/18/06 B : $25.0
11/9/06 B : $24.0
2/13/07 B : $28.0
5/2/07 B : $35.0
40
35
30
25
20
15
10
Sep 05
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06
Mar 07
Jun 07
Sep 07
Source: Factset (Prices) / Needham (ratings and target price)

Disclosures applicable to this security: B, E, G.

An Investment Analysis by Needham & Company, LLC **5**

% of companies under coverage with this rating	% for which investment banking services have been provided for in the past 12 months
Strong Buy	3	8
Buy	61	17
Hold	33	8
Under Perform	2	13
Rating Suspended	<1	50
Restricted	<1	0
Under Review	0	0

Needham & Company, LLC. (the Firm) employs a rating system based on the following (Effective July 1, 2003):

Strong Buy: A security, which at the time the rating is instituted, indicates an expectation of a total return of at least 25% over the next 12 months.

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Our rating system attempts to incorporate industry, company and/or overall market risk and volatility. Consequently, at any given point in time, our investment rating on a stock and its implied price appreciation may not correspond to the stated 12-month price target. For valuation methods used to determine our price targets and risks related to our price targets, please contact your Needham & Company, LLC salesperson for a copy of the most recent research report on the company you are interested in.

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"J1" The subject company currently is or during the 12-month period preceding the date of distribution of this research report was a client of the Firm and received non-investment banking securities related services.

"J2" The subject company currently is or during the 12-month period preceding the date of distribution of this research report was a client of the Firm and received non-securities related services.

"K" Our affiliate has received compensation for products and services other than investment banking services from the subject company in the past 12 months.

This report is for informational purposes only and does not constitute a solicitation or an offer to buy or sell any securities mentioned herein. Information contained in this report has been obtained from sources believed to be reliable, but Needham & Company, LLC. makes no representation as to its accuracy or completeness, except with respect to the Disclosure Section of the report. Any opinions expressed herein reflect our judgment as of the date of the materials and are subject to change without notice. The securities discussed in this report may not be suitable for all investors and are not intended as recommendations of particular securities, financial instruments or strategies to particular clients. Investors must make their own investment decisions based on their financial situations and investment objectives. The value of income from your investment may vary because of changes in interest rates, changes in the financial and operational conditions of the companies and other factors. Investors should be aware that the market price of securities discussed in this report may be volatile. Due to industry, company and overall market risk and volatility, at the securities current price, our investment rating may not correspond to the stated price target. Additional information regarding the securities mentioned in this report is available upon request. © Copyright 2007, Needham & Company, LLC., Member FINRA, SIPC.

6 *An Investment Analysis by Needham & Company, LLC*

Medical Supplies & Devices

COWEN AND COMPANY

Cynosure

Outperform (1)

August 8, 2007

2Q Looks Great--Expect More Upward Revisions

Analysts
Eli Kammerman
(646) 562-1353
eli.kammerman@cowen.com

Krishna Gurijala
(646) 562-1342
krishna.gurijala
@cowen.com

Conclusion: Cynosure reported 2Q sales well above estimates with stronger than expected gains for the Smartlipo and Affirm lasers. A 66% YOY rise in sales led to a 116% jump in pre-tax income due to substantial gains in gross margin and sales leverage. Sales of $30M were 13% above ests. and non-GAAP EPS of $0.33 were $0.06 above consensus. We are raising our 2007-09 sales and EPS ests. and expect more upward revisions as the sales force expands during the next six months. Our Outperform (1) rating is based on our belief that the shares can outperform the market by 25%-30% during the next 6-9 months.

- **Smartlipo and Affirm Fuel Strong Sales Growth.** Sales of the Smartlipo fat-melting laser for body sculpting appear to have been much stronger than our estimate for 45 units, likely closer to 60-65 units (1 unit sold per Smartlipo rep every other week). Sales of the Affirm laser for skin rejuvenation were also likely above our est., with approx. sales of 29 units vs. our est. of 20 units, Cynosure intends to add 5 more Smartlipo reps to the 10 existing reps by 4Q. We now estimate Smartlipo sales of $23MM, or 210 units this year, up from our prior est. of 130 units. CYNO now has 14 Smartlipo training centers in the U.S.

- **Impressive Margin Gains as Business Expands with Right Mix.** Gross margin rose by 5 pct. pts YOY to 63.3%. Operating margin nearly doubled YOY to 15% and was 180 b.p. above our est. due to the benefits of a higher priced product mix and more sales leverage. The new, higher priced, higher powered Smartlipo should further boost margins in 2H07, as should rising sales of disposables for Affirm skin rejuvenation procedures.

- **Raising Estimates with Shares Valued Attractively.** We are raising our 2007-08 sales ests. by 10% and boosting our EPS ests. The shares are trading at 19x our 2008 EPS est. of $1.55 with EPS est. up 29% next year.

CYNO (08/07)	**$29.94**
Mkt cap	**$380.2MM**
Dil shares out	12.7MM
Avg daily vol	271.5K
52-wk range	$11.4-39.2
Dividend	Nil
Dividend yield	Nil
BV/sh	$7.88
Net cash/sh	$5.63
Debt/cap	NA
ROE (LTM)	3.1%
5-yr fwd EPS growth (Norm)	NA
S&P 500	**1522.9**

Revenue $MM

FY	2006	2007E		2008E		2009E	
Dec	Actual	Prior	Current	Prior	Current	Prior	Current
Q1	17.1	—	26.1A	—	34.4	—	—
Q2	18.1	—	30.1A	—	37.7	—	—
Q3	18.6	27.5	31.2	—	38.7	—	—
Q4	24.6	29.7	33.7	—	40.5	—	—
Year	**78.4**	**110.0**	**121.1**	**137.5**	**151.3**	**165.0**	**181.5**
EV/S	—	—	2.3x	—	1.9x	—	1.6x

EPS* $

FY	2006	2007E		2008E		2009E	
Dec	Actual	Prior	Current	Prior	Current	Prior	Current
Q1	0.12	—	0.25A	—	0.34	—	—
Q2	0.14	—	0.33A	—	0.40	—	—
Q3	0.16	0.28	0.33	—	0.40	—	—
Q4	—	0.32	0.36	—	0.42	—	—
Year	**0.63**	**1.11**	**1.20**	**1.45**	**1.55**	**1.90**	**1.95**
P/E	—	—	25.0x	—	19.3x	—	15.4x

*Ests. exclude FAS123 options expense

Please see addendum of this report for important disclosures.

www.cowen.com

COWEN AND COMPANY
Cynosure

Cynosure Quarterly Revenue Model ($MM)

	2006 1Q06	2Q06	3Q06	4Q06	2006A Total	2007 1Q07A	2Q07A	3Q07E	4Q07E	2007E Total	2008 1Q08E	2Q08E	3Q08E	4Q08E	2008E Total	2009E Total
Revenues																
Revenues	$17.1	$18.1	$18.6	$24.6	$78.4	$26.1	$30.1	$31.2	$33.7	$121.1	$34.4	$37.7	$38.7	$40.5	$151.3	$181.5
Total Revenues	**$17.1**	**$18.1**	**$18.6**	**$24.6**	**$78.4**	**$26.1**	**$30.1**	**$31.2**	**$33.7**	**$121.1**	**$34.4**	**$37.7**	**$38.7**	**$40.5**	**$151.3**	**$181.5**
Revenue Growth (YOY)																
Total Revenues	*42%*	*40%*	*23%*	*52%*	*39%*	*52%*	*66%*	*68%*	*37%*	*54%*	*32%*	*25%*	*24%*	*20%*	*25%*	*20%*
Revenues by Geography																
North America	$9.6	$9.6	$9.1	$13.8	$42.1	$15.4	$19.0	$20.3	$20.2	$74.8	$20.3	$21.8	$22.4	$23.1	$87.7	$101.7
Europe	$5.0	$3.9	$4.1	$6.4	$19.4	$6.0	$5.7	$5.6	$7.7	$25.1	$7.6	$8.7	$8.5	$8.9	$33.7	$41.8
Asia/Pacific	$1.4	$2.5	$3.1	$2.9	$9.9	$3.1	$3.3	$3.1	$3.4	$12.9	$4.1	$4.5	$5.0	$5.7	$19.4	$25.4
Other	$1.2	$2.1	$2.2	$1.5	$6.9	$1.6	$2.1	$2.2	$2.4	$8.2	$2.4	$2.6	$2.7	$2.8	$10.6	$12.7
Total	**$17.1**	**$18.1**	**$18.5**	**$24.6**	**$78.3**	**$26.1**	**$30.1**	**$31.2**	**$33.7**	**$121.1**	**$34.4**	**$37.7**	**$38.7**	**$40.5**	**$151.3**	**$181.5**
Geographic Growth (YOY)																
North America	*64%*	*53%*	*1%*	*67%*	*46%*	*61%*	*97%*	*122%*	*47%*	*78%*	*32%*	*15%*	*11%*	*14%*	*17%*	*16%*
Europe	*80%*	*17%*	*85%*	NA	*53%*	*20%*	*45%*	*36%*	*21%*	*29%*	*26%*	*51%*	*52%*	*15%*	*34%*	*24%*
Asia/Pacific	*(11%)*	*60%*	*73%*	NA	*40%*	*124%*	*34%*	*2%*	*14%*	*31%*	*32%*	*36%*	*61%*	*69%*	*50%*	*31%*
Other	*(39%)*	*16%*	*12%*	NA	*(9%)*	*35%*	*1%*	*(0%)*	*60%*	*19%*	*54%*	*25%*	*24%*	*20%*	*29%*	*20%*
Pct. of Total																
North America	56%	53%	49%	56%	54%	59%	63%	65%	60%	62%	59%	58%	58%	57%	58%	56%
Europe	29%	22%	22%	26%	25%	23%	19%	18%	23%	21%	22%	23%	22%	22%	22%	23%
Asia/Pacific	8%	14%	17%	12%	13%	12%	11%	10%	10%	11%	12%	12%	13%	14%	13%	14%
Other	7%	12%	12%	6%	9%	6%	7%	7%	7%	7%	7%	7%	7%	7%	7%	7%

Source: Cowen and Company

2
August 8, 2007

COWEN AND COMPANY
Cynosure

Cynosure Quarterly Income Statement Model ($MM)

	2006 1Q06	2Q06	3Q06	4Q06	2006A Total	2007 1Q07A	2Q07A	3Q07E	4Q07E	2007E Total	2008 1Q08E	2Q08E	3Q08E	4Q08E	2008E Total	2009E Total
Revenues	$17.1	$18.1	$18.6	$24.6	$78.4	$26.1	$30.1	$31.2	$33.7	$121.1	$34.4	$37.7	$38.7	$40.5	$151.3	$181.5
Cost of Products Sold	7.4	7.5	7.4	9.9	32.3	9.9	11.1	11.3	12.1	44.4	12.6	13.8	14.1	14.5	54.9	65.5
Gross profit	$9.8	$10.6	$11.1	$14.7	$46.1	$16.2	$19.1	$19.9	$21.6	$76.7	$21.9	$23.9	$24.6	$26.1	$96.4	$116.0
Selling and marketing	5.5	6.1	6.4	8.2	26.2	9.3	9.9	10.3	10.9	40.2	12.0	12.2	12.6	13.1	49.9	58.6
Research & development	1.2	1.0	1.2	1.2	4.7	1.7	1.8	2.0	2.1	7.6	2.2	2.2	2.4	2.5	9.3	11.1
General and administrative	2.1	2.0	2.0	2.8	9.0	2.3	2.9	3.0	3.3	11.5	2.9	3.5	3.6	3.9	13.9	16.3
Operating income	$1.0	$1.4	$1.5	$2.5	$6.3	$2.9	$4.5	$4.6	$5.3	$17.3	$4.7	$6.0	$6.0	$6.6	$23.3	$30.0
Extraordinary item	(0.7)	-	($10.0)	-	(10.7)	-	-	-	-	-	-	-	-	-	-	-
Other income (expenses) , net	0.8	1.0	0.9	0.8	3.5	0.6	0.6	0.6	0.7	2.5	0.7	0.7	0.8	0.8	3.0	3.5
Pretax income	$1.1	$2.4	($7.6)	$3.3	($0.9)	$3.4	$5.1	$5.3	$6.0	$19.9	$5.4	$6.7	$6.7	$7.4	$26.2	$33.5
Tax expense (benefit)	0.4	0.9	(3.4)	1.8	(0.3)	1.3	2.4	2.0	2.3	8.0	2.1	2.6	2.6	2.9	10.2	13.1
Minority interest subsidiary	0.0	0.0	0.0	0.0	0.0	-	-	-	-	-	-	-	-	-	-	0.1
Net income	$0.6	$1.4	($4.2)	$1.5	($0.7)	$2.1	$2.7	$3.3	$3.7	$11.8	$3.3	$4.1	$4.1	$4.5	$16.0	$20.5
Options Expense - SFAS 123	0.3	0.5	0.8	1.0	2.5	1.4	1.4	1.4	1.4	5.6	1.8	1.8	1.8	1.8	7.0	8.8
Diluted shares outstanding	12.2	12.1	12.1	12.2	12.1	12.4	12.7	12.7	12.8	12.7	12.9	13.0	13.1	13.2	13.1	13.3
GAAP EPS	$0.05	$0.12	($0.38)	$0.13	($0.05)	$0.17	$0.22	$0.26	$0.29	$0.94	$0.25	$0.31	$0.31	$0.34	$1.23	$1.55
Adjusted Earnings Per Share	$0.12	$0.14	$0.16	$0.21	$0.63	$0.25	$0.33	$0.33	$0.36	$1.20	$0.34	$0.40	$0.40	$0.42	$1.55	$1.95
Tax rate	40.5%	38.5%	44.3%	53.3%	30.6%	38.4%	46.8%	38.0%	38.0%	40.3%	39.0%	39.0%	39.0%	39.0%	39.0%	39.0%
Stockholders' Equity					$86					$106					$122	$142
Return on Equity					(1%)					14%					15%	17%
Margin analysis (% of sales)																
Cost of Products Sold	43.0%	41.6%	40.1%	40.3%	41.1%	38.0%	36.7%	36.3%	35.8%	36.6%	36.5%	36.6%	36.4%	35.7%	36.3%	36.1%
Gross profit	57.0%	58.4%	59.9%	59.7%	58.9%	62.0%	63.3%	63.7%	64.2%	63.4%	63.5%	63.4%	63.6%	64.3%	63.7%	63.9%
Selling and Marketing	31.8%	33.9%	34.3%	33.5%	33.4%	35.5%	32.7%	32.9%	32.3%	33.3%	35.0%	32.4%	32.6%	32.2%	33.0%	32.3%
Research & development	7.1%	5.7%	6.5%	5.0%	6.0%	6.6%	5.9%	6.4%	6.2%	6.3%	6.4%	5.8%	6.3%	6.1%	6.1%	6.1%
General and administrative	12.5%	11.2%	11.0%	11.2%	11.4%	8.8%	9.7%	9.5%	9.9%	9.5%	8.5%	9.4%	9.2%	9.6%	9.2%	9.0%
Operating income	5.6%	7.6%	8.1%	10.0%	8.0%	11.0%	15.0%	14.9%	15.8%	14.3%	13.6%	15.8%	15.5%	16.4%	15.4%	16.5%
Other income (expenses) , net	4.6%	5.6%	4.8%	3.4%	4.5%	2.2%	2.1%	2.1%	2.0%	2.1%	2.0%	1.9%	1.9%	1.9%	2.0%	2.0%
Pretax income	6.3%	13.1%	NM	13.4%	(1.1%)	13.2%	17.0%	17.0%	17.8%	16.4%	15.6%	17.7%	17.4%	18.3%	17.3%	18.5%
Tax expense	2.5%	5.0%	NM	7.1%	(0.3%)	5.1%	8.0%	6.5%	6.8%	6.6%	6.1%	6.9%	6.8%	7.1%	6.8%	7.2%
Net income	3.7%	7.9%	NM	6.2%	(0.8%)	8.1%	9.1%	10.5%	11.0%	9.8%	9.5%	10.8%	10.6%	11.2%	10.6%	11.3%
Growth Analysis (year over year)																
Revenues	42%	40%	23%	52%	39%	52%	66%	68%	37%	54%	32%	25%	24%	20%	25%	20%
Cost of product sales	31%	25%	5%	39%	25%	35%	47%	52%	22%	38%	27%	25%	24%	20%	24%	19%
Gross profit	51%	52%	40%	63%	52%	65%	80%	79%	47%	66%	35%	25%	24%	21%	26%	20%
Selling and Marketing	41%	47%	55%	63%	52%	70%	60%	61%	32%	54%	30%	24%	23%	20%	24%	17%
Research & development	40%	57%	52%	42%	47%	43%	70%	65%	71%	62%	28%	24%	22%	18%	23%	19%
General and administrative	80%	73%	55%	110%	80%	7%	44%	45%	21%	28%	27%	21%	20%	17%	21%	17%
Operating income	69%	96%	(8%)	44%	36%	NM	229%	211%	116%	176%	63%	32%	29%	25%	34%	29%
Pretax income	154%	NM	NM	92%	(120%)	219%	116%	NM	82%	NM	56%	30%	27%	24%	32%	28%
Net income	171%	NM	NM	(39%)	(116%)	NM	89%	(177%)	143%	NM	55%	49%	25%	22%	35%	28%
Shares outstanding	73%	63%	59%	38%	57%	2%	5%	6%	5%	4%	4%	2%	3%	3%	3%	2%
GAAP EPS	56%	NM	NM	(56%)	(110%)	NM	81%	(167%)	131%	NM	48%	46%	22%	18%	31%	26%
Adjusted EPS	258%	NM	7%	(28%)	17%	111%	131%	110%	75%	90%	36%	21%	21%	18%	29%	26%

Source: Cowen and Company

August 8, 2007
3

COWEN AND COMPANY
Cynosure

Addendum

STOCKS MENTIONED IN IMPORTANT DISCLOSURES

Ticker	Company Name
CYNO	Cynosure

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August 8, 2007 5

COWEN AND COMPANY
Cynosure

Cowen and Company, LLC. New York (646) 562-1000 **Boston** (617) 946-3700 **San Francisco** (415) 646-7200 **Chicago** (312) 516-4690 **Cleveland** (440) 331-3531 **London (affiliate)** 44-207-071-7500 **Geneva (affiliate)** 41-22-707-6900

COWEN AND COMPANY RATING DEFINITIONS (a)

Rating	Definition
Outperform (1)	Stock expected to outperform the S&P 500
Neutral (2)	Stock expected to perform in line with the S&P 500
Underperform (3)	Stock expected to underperform the S&P 500

(a) Assumptions: Time horizon is 12 months; S&P 500 is flat over forecast period.

COWEN AND COMPANY RATING ALLOCATION (a)

Rating	Pct of companies under coverage with this rating	Pct for which Investment Banking services have been provided within the past 12 months
Buy (b)	50.1%	10.5%
Hold (c)	46.1%	3.5%
Sell (d)	3.7%	0.0%

(a) As of 06/30/2007. (b) Corresponds to "Outperform" rated stocks as defined in Cowen and Company, LLC's rating definitions (see above). (c) Corresponds to "Neutral" as defined in Cowen and Company, LLC's ratings definitions (see above). (d) Corresponds to "Underperform" as defined in Cowen and Company, LLC's ratings definitions (see above). Note: "Buy," "Hold" and "Sell" are not terms that Cowen and Company, LLC uses in its ratings system and should not be construed as investment options. Rather, these ratings terms are used illustratively to comply with NASD and NYSE regulations.

Cowen and Company Price and Ratings History

Cynosure - CYNO

9/11/06 Coverage Initiated with Outperform
$40.00
30.00
20.00
10.00
2006
2007

Cowen and Company eliminated investment ratings on 03/01/2004. Cowen and Company resumed investment ratings on 02/21/2006.
Pricing data provided by Reuters America. Chart as of 8/7/07 in $US.

6 August 8, 2007

Exhibit F

Cynosure, Inc.

Exhibit F - Consideration of 2005 Individual Quarterly Periods

Roll-Over Method

	2005
	Q1	Q2	Q3	Q4	FY
Net income, as reported	$233	$291	$1,106	$2,530	$4,160

Adjustment - $	(80)	(80)	(80)	(80)	(318)
Adjustment - % of net income	-34%	-6%	-8%	-6%	-6%

Net income, as adjusted	$153	$211	$1,026	$2,450	$3,842

Basic EPS, as reported	$0.04	$0.05	$0.18	$0.34	$0.64
Basic EPS, as adjusted	$0.02	$0.03	$0.16	$0.33	$0.59

Diluted EPS, as reported	$0.03	$0.04	$0.15	$0.29	$0.54
Diluted EPS, as adjusted	$0.02	$0.03	$0.14	$0.28	$0.50

Basic WASO	6,242	6,209	6,242	7,395	6,522
Diluted WASO	7,034	7,433	7,578	8,814	7,715

Iron-Curtain Method
	2005
	Q1	Q2	Q3	Q4	FY
Net income, as reported	$233	$291	$1,106	$2,530	$4,160

Adjustment - $	(418)	(498)	(578)	(657)	(657)
Adjustment - % of net income	-180%	-6%	-8%	-6%	-6%

Net income, as adjusted	$(185)	$(207)	$528	$1,873	$3,503

Basic EPS, as reported	$0.04	$0.05	$0.18	$0.34	$0.64
Basic EPS, as adjusted	$(0.03)	$(0.03)	$0.08	$0.25	$0.54

Diluted EPS, as reported	$0.03	$0.04	$0.15	$0.29	$0.54
Diluted EPS, as adjusted	$(0.03)	$(0.03)	$0.07	$0.21	$0.45

Basic WASO	6,243	6,209	6,243	7,395	6,522
Diluted WASO	7,034	7,433	7,578	8,814	7,715

Cynosure, Inc.

Exhibit G - 2005 Quarterly Net Income Trend

	Q1	Q2	Q3	Q4
Net income	233	291	1,106	2,530
Net income adjusted rollover	153	211	1,026	2,450
Net income adjusted iron curtain	(185)	(207)	528	1,873

Exhibit H

DATE:	May 22, 2007

TO:	The Files

FROM:	Jonathan Wilcox, Director of Finance; Tim Baker, Chief Financial Officer

SUBJECT:	Materiality Assessment of Financial Statement Error related to 2003 Income Tax Deduction

Purpose

The purpose of this memo is to:

1.	Document the facts underlying an error in Cynosure, Inc.’s 2003 U.S. Federal income tax return.

2.	Document the quantitative and qualitative effects on Cynosure’s consolidated financial statements and related disclosures during years ended December 31, 2003, 2004, 2006 and 2007 (estimated).

3.	Document’s Cynosure’s assessment regarding materiality of the error and the corrective actions which will be taken to remedy this error.

Company Background

Cynosure is a manufacturer of aesthetic lasers for use by various aestheticians (plastic surgeons, dermatologists, family practitioners, general practitioners, medical and aesthetic spas, etc.) to perform various procedures to remove hair, treat vascular lesions, rejuvenate skin and remove unwanted fat. Demand for aesthetic treatments has grown rapidly over the past five years. Cynosure was incorporated in 1991, however, in September 2003, Cynosure recruited a new management team that implemented a comprehensive reorganization to capture this increase in demand. In December 2005, Cynosure completed its initial public offering raising $64.0 million in net proceeds through the issuance of 4,750,000 shares.

New markets are emerging due to development of new applications, industry sales growth is high and operating margins are accelerating. Currently, the aesthetic laser industry is considered to be in the rapid accelerating phase of its industry life cycle, in part due to the existence of a limited number of competitors each having accelerating sales growth and operating margin expansion.

In our opinion, readers of Cynosure’s financial statements use the following financial metrics to gauge company performance (in order of importance):

1.	Revenue growth – measured historically (quarter over quarter) and sequentially

2.	Gross margin expansion – measured sequentially

3.	Operating income as a % of revenue – pro forma to exclude stock-based compensation and any other non-recurring items

4.	E.P.S. – pro forma to exclude stock-based compensation and their related income-tax effects.

5.	Cash flow from operations.

To assist readers in reconciling pro forma EPS to GAAP EPS, Cynosure provides a reconciliation in connection with each earnings release.

The primary drivers of these financial metrics which financial statement readers are concerned with are:

•	Salesforce expansion;

•	Pace of technological improvements and related introduction of products which allow for safe and effective aesthetic treatment procedures;

•	Distributor expansion internationally.

Facts underlying the Identification of the Error

Since 2002, Cynosure has utilized Ernst & Young as preparer for its U.S. federal and state income tax returns. Currently, Cynosure, Inc. (Cynosure US) is being audited by the Internal Revenue Service (IRS) for 2004 and is utilizing the tax services of Ernst & Young to assist with this audit. While addressing an informal question posed by an IRS auditor in February 2007, Ernst & Young discovered an error in Cynosure US’s 2003 Federal income tax return in May 2007, subsequent to the filing of Cynosure’s first-quarter 2007 Form 10-Q.

In Cynosure’s 2003 financial statements, Cynosure US recorded an “other” expense of $1,780,000 related to a write-off of accounts receivable due to Cynosure US from Cynosure GmbH (Cynosure Germany). This $1,780,000 was eliminated in consolidation for financial reporting purposes.

In Cynosure’s 2003 Federal income tax return, Cynosure US unintentionally and erroneously claimed this “other expense” of $1,780,000 as a deduction for income tax purposes when Cynosure should not have as it was never Cynosure’s intention to do so under advice from Ernst & Young as tax preparers. In Cynosure Germany’s 2003 income tax return, Cynosure Germany did not record income for $1,780,000.

Subsequent to issuance of the 2003 financial statements and the filing of the 2003 tax return, Cynosure determined this write-off was not correct due to the fact that the process for the debt forgiveness was not executed in accordance with German law, rendering the transaction invalid. Therefore, Cynosure re-established the accounts receivable on the books of Cynosure US and the payable on the books of Cynosure Germany. The re-establishment resulted in a restatement of Cynosure’s 2003 financial statements as a result of foreign currency remeasurement gains associated with these intercompany accounts receivable / payable. Cynosure did not amend its 2003 federal tax return as neither Cynosure nor Ernst & Young believed at the time of financial statement reissuance a deduction was taken on the 2003 tax return.

In Cynosure US’s 2004 U.S. Federal income tax return, Cynosure US re-established these accounts receivable on the income tax return. However, Cynosure erroneously and unintentionally believed this receivable was never claimed as a deduction in 2003 and, as such, the off-setting entry for tax purposes was credited to retained earnings.

In May 2007, Ernst & Young notified Cynosure of the error of initially deducting the $1,780,000 on the 2003 tax return and Cynosure has concluded this is an error which has financial statement implications which must be assessed.

Assessment of Materiality of the Error

The SEC states that a matter is considered ‘material’ if there is a substantial likelihood that a reasonable person would consider it important. To gauge importance, issuers should consider the quantitative and qualitative impacts of the error on the financial statements. The following documents Cynosure’s consideration of these impacts in accordance with the SEC Staff Accounting Bulletin (SAB) No. 99 and SAB No. 108.

Quantitative Assessment of Error

In 2003, there is no financial statement impact of this error as Cynosure’s net operating loss as of December 31, 2003 of $3,170,323 had a 100% valuation allowance. The impact would be limited to disclosure-only by modification of the NOL amount for future use.

Cynosure must assess the quantitative impact of the error on Cynosure’s income statements using both the roll-over method and iron-curtain method as discussed in SAB 108. See Exhibit A for calculation of the error and Exhibit B for the effect of the error, including interest, by year under the roll-over method and iron-curtain method.

Roll-Over Method

For 2004 and 2005, the impact of this error on our income statement using the roll-over method would be to increase our provision for income taxes in $339,000 in 2004 and $318,000 in 2005. Interest in 2006 and 2007 would be $30,000 and $15,000, which Cynosure deems as clearly quantitatively immaterial. This adjustment would have the following effect on reported net income and earnings per share:

	Year Ending December 31,
	2005	2004
	(in thousands, except for earnings per share)
Net income, as reported	$4,160	$5,296

Adjustment - $	(319)	(339)
Adjustment - % of net income	-8%	-6%

Net income, as adjusted	$3,841	$4,957

Basic EPS, as reported	$0.64	$0.93
Basic EPS, as adjusted	$0.59	$0.87

Diluted EPS, as reported	$0.54	$0.92
Diluted EPS, as adjusted	$0.50	$0.86

Iron-Curtain Method

For 2004, 2005 and 2006, the impact of this error on our income statement using the iron-curtain method would be to increase our provision for income taxes in $339,000 in 2004, $657,000 in 2005 and $687,000 in 2006. This adjustment would have the following effect on reported net income and earnings per share:

	Year Ending December 31,
	2006	2005	2004
	(in thousands, except for earnings per share)
Net income, as reported	$(650)	$4,160	$5,296

Adjustment - $	(687)	(658)	(339)
Adjustment - % of net income	106%	-16%	-6%

Net income, as adjusted	$(1,337)	$3,502	$4,957

Basic EPS, as reported	$(0.06)	$0.64	$0.93
Basic EPS, as adjusted	$(0.12)	$0.54	$0.87

Diluted EPS, as reported	$(0.06)	$0.54	$0.92
Diluted EPS, as adjusted	$(0.12)	$0.45	$0.86

The impact of this error on our balance sheet would be to increase our accrued expenses by $339,000 as of December 31, 2004, $657,000 as of December 31, 2005 and $687,000 as of December 31, 2006. This adjustment would have the following effect on reported current liabilities, working capital and our current ratio:

	As of December 31,
	2006	2005	2004
	(in thousands, except for earnings per share)
Current Liabilities, as reported	$22,197	$15,724	$12,593

Adjustment - $	687	657	339
Adjustment - % of current liabilities	3%	4%	3%

Current Liabilities, as adjusted	$22,884	$16,381	$12,932

Current Assets	$102,657	$94,951	$23,271

Working Capital, unadjusted	$80,460	$79,227	$10,678
Working Capital, adjusted	$79,773	$78,570	$10,339

Current Ratio, unadjusted	4.62	6.04	1.85
Current Ratio, adjusted	4.49	5.80	1.80

Based on the calculations above, Cynosure believes the error would not have a material effect on the income statement for 2004, 2005 and 2006 using either method. We believe the effect on Cynosure’s balance sheet to be small based upon the above calculations. The adjustments would have no effect on reported cash flows from operating, investing or financing activities for any period previously reported.

Qualitative Assessment of Error

SAB 99 discusses several considerations that may well render material a quantitatively small misstatement of a financial statement. Cynosure believes these considerations are a good starting point only in considering whether a misstatement of a financial statement can be rendered immaterial. As such, see below for considerations and applicability:

Consideration	Cynosure Applicability
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate;	The misstatement arises from an erroneous tax deduction claimed, which is an item capable of precise measurement.

Whether the misstatement masks a change in earnings or other trends;	As discussed previously, the most important trends in our business are revenue growth rates and operating income. The misstatement affects our provision for income taxes only and, as such, does not mask any changes in these trends. Additionally, the adjustment does not effect any trends in net income increases over time as illustrated in Exhibit C. As illustrated in Exhibit C using the roll-over method, excluding non-recurring items ($3.0 million gain from sale of investment in 2004 and a $10.0 million royalty settlement in 2006 and related tax effects), net income trends are consistent on an unadjusted basis as compared to a hypothetically “adjusted” basis.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise;	Cynosure became public in December 2005 and, as such, there were no analyst expectations in 2004. Analysts first set consensus expectations in Q4’05. Analyst expectations were based on pro-forma earnings per. In calculating pro-forma earnings per share for Q4’05, Cynosure and analysts excluded a $1.4 million benefit in income taxes related to the release of valuation allowances on timing items in the United States. As such, the misstatement does not hide a failure to meet analysts consensus expectations as adjusting for the misstatement would result in Cynosure adjusting the $1.4 million benefit excluded for pro-forma purposes.

Whether the misstatement changes a loss into income or vice versa;	2004 and 2005 both result in net income, excluding and including any adjustment.

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability;	As the adjustment solely relates to Cynosure’s provision for income taxes, this is not applicable.

Whether the misstatement affects the registrant’s compliance with regulatory requirements;	Outside of SEC regulatory requirements, the only regulatory requirements we are subject to are product related (FDA, CSA, etc.) which this misstatement does not affect.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements;	Cynosure does not have any loan covenants or contractual requirements this would affect.

Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation;	For the calculation of our CEO’s bonus, Cynosure uses an effective tax rate of 34%. Cynosure’s actual consolidated effective tax-rates for 2004 and 2005 were 5% and 2%. As such, there is no effect of increasing management’s compensation.

Whether the misstatement involves concealment of an unlawful transaction.	Cynosure unintentionally and erroneously claimed this deduction and, once notified of this error, is immediately taking steps to remedy in our financial statements and tax returns.

In addition to these considerations, Cynosure believes the financial statements for 2004, 2005 and 2006 can be considered to be reliable notwithstanding this error for the following reasons:

1.	The misstatement is not representative of the core business of Cynosure. In our estimation, the primary financial metrics used by readers to gauge the financial performance of Cynosure and which are representative of the core business of Cynosure are revenue growth, gross margin and operating margin improvement. As this error only affects our provision for income taxes, these metrics and the underlying drivers of these metrics would remain unaffected.

2.	The underlying cause of the misstatement (an oversight) is not indicative of management practices underlying the assumptions used in the preparation of our financial statements. The error was committed by both management and our tax return preparer, was unintentional and, once notified by our tax return preparers, Cynosure management is taking immediate steps to rectify.

3.	Correcting the misstatement would only affect our effective tax rate, a financial metric considered unimportant by financial statement readers, which for 2004 and 2005 is not indicative of Cynosure’s future expected effective tax rate. In 2004, Cynosure recorded a benefit associated with the receipt of $515,000 from an IRS carryback claim from 1997 and 1998. As of December 31, 2004, Cynosure provided a 100% valuation allowance on all deferred tax assets. In 2005, Cynosure released $1.4 million of this valuation allowance associated with timing items in the United States. As a result of the accounting for these items, Cynosure’s effective tax rate was 5% in 2004 and 2% in 2005. These effective tax rates are not indicative of Cynosure’s future expected tax-rate and, as such, adjusting this tax rate to account for this misstatement is not useful for gauging Cynosure’s capacity to generate future cash flows.

4.	The misstatement does not have a large effect on the income statement, has no effect on cash flows for any period presented and has a minimal effect on our balance sheet. As seen in the quantitative analysis, the error would change our current ratio by less than 4% for any period presented. As such, the financial position of Cynosure would only be minimally affected.

Conclusion on Materiality of Error and Corrective Next Steps

Even though the error has a quantitative effect on reported net income in 2004, 2005 and 2006, we believe a reasonable person would not consider an unintentional and erroneous tax deduction from 2003 as important as the misstatement is not considered to be a part of Cynosure’s core business, the misstatement does not effect any changes in trends in any financial metrics and is not indicative of management practices underlying the assumptions used in the preparations of our financial statements. As such, Cynosure believes the historical financial statements as reported can be relied upon.

However, SAB 108 requires the error not only to be immaterial to historical financial statements but also immaterial in the year the error is rectified. As such, see the following calculation of the effect on correcting the error on our forecasted Q2 and fiscal year 2007 net income:

	2007
	Q1 Actual	Q2 Forecasted	Q3 Forecasted	Q4 Forecasted	FY Forecasted
Net income	2,118	2,960	3,240	6,050	14,368

Adjustment		702			702

Adj. as % of net income		23.72%			4.89%

Given that correction of the error would reduce our net income by only 4.89% and it will not change any effect on the trend of earnings, Cynosure concludes the effect would be immaterial for 2007. Cynosure will correct the error in accordance with APB No. 28, Interim Financial Reporting. According to paragraph 29 of APB No. 28:

In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.

Cynosure will record the full provision of $702,000 during the second quarter of 2007 as a component of provision for income taxes and will disclose accordingly in the Form 10-Q during the second quarter of 2007. Additionally, Cynosure will reassess materiality of the correction of error on full-year 2007 net income on a quarterly basis to insure estimated net income in the above analysis approximates actual.